FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica–2017 First quarter financial results	3

INTERIM MANAGEMENT STATEMENT

JANUARY – MARCH 2017

The financial information related to January-March 2017 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01

CONSOLIDATED RESULTS

Telefónica Group accesses as of March stood at 346.9m, stable y-o-y, and reflected the improved quality of the customer base; boosting the average revenue per user (+2.1% organic y-o-y) and maintaining low levels of churn.

The weight of higher-value services continued to increase. As such, i) LTE customers totalled 75.5m (1.7x y-o-y), with net quarterly additions of 9.2m (+41% y-o-y) and 29% penetration (+12 p.p. y-o-y); ii) mobile contract accesses stood at 111.4m (+5% y-o-y) and accounted for 41% of the total (+2 p.p. y-o-y); iii) smartphones (+18% y-o-y; 151.5m) achieved 59% penetration (+9 p.p. y-o-y) and net quarterly additions of 4.4m (2.0x y-o-y); and iv) FTTx and cable customers (9.6m) grew 21% compared to March 2016, accounting for 45% of total fixed broadband accesses (+8 p.p. y-o-y) and reaching a coverage of 39.9m premises passed (+14% y-o-y).

It is worth highlighting the positive impact of exchange rates on the main financial metrics this quarter (for the first time since the first quarter of 2015), underpinned by the appreciation of the majority of Latin American currencies against the euro, especially the Brazilian real.

As such, revenues (€13,132m) increased 5.0% vs. January-March 2016, with a positive contribution from exchange rates of 3.7 p.p. In organic terms, revenues were up 1.5%, driven by service revenues (+1.7%), which more than compensated the decline in handset sales (-1.6%). Excluding the negative impact of regulation, revenues would have grown 2.5% y-o-y organic.

Mobile data revenues maintained double-digit y-o-y growth (+13.5% organic), increasing their weight by 5.4 p.p. to 58% of mobile service revenues.

Mobile data traffic maintained a strong pace of growth in the quarter (+68% y-o-y), underpinned by LTE traffic, which accounted for 46% of the total (+18 p.p. y-o-y) with higher average usage (+58%) and ARPU around 11% higher. As such, unitary traffic per client rose to 1.3GB a month (+49% y-o-y).

In January-March 2017, provisions for restructuring costs (mainly €76m in T. España and €11m in T. Deutschland), affected “operating expenses” (€85m) and “other net income (expenses)” (€4m). In the first quarter of 2016, provisions for restructuring costs were mainly registered in T. Deutschland for €23m.

Operating expenses (€9,348m; +4.5% y-o-y) rose 1.0% y-o-y in organic terms, due to higher network and system costs, and inflationary pressure in some Latin American countries; however, personnel expenses decreased (savings associated to redundancy programmes), as did supplies (interconnection savings). The average headcount in the first quarter stood at 126,941 employees (-7.3% y-o-y).

Operating income before depreciation and amortisation (OIBDA) (€4,021m) grew 4.8% y-o-y, with exchange rate fluctuations contributing 5.0 p.p. In organic terms, OIBDA was up 1.3% y-o-y, reflecting a positive revenue evolution, cost containment efforts and synergy capture and efficiencies from the transformation process. Excluding the impact of regulation, OIBDA would have increased by 2.3% organic y-o-y.

Underlying OIBDA (€4,109m), which excluded restructuring costs, was up 6.5% compared to January-March 2016.

OIBDA margin stood at 30.6% and remained stable y-o-y (-0.1 p.p. reported; 0.0 p.p. organic).

Depreciation and amortization (€2,451m) increased 5.6% y-o-y and included a positive contribution from exchange rates of 6.9 p.p. (-1.3% organic).

As such, operating income (OI) (€1,570m) rose 3.6% y-o-y (+5.2% y-o-y organic).

Net financial expenses in the quarter (€449m) were lower than in the same period of the previous year (€659m) mainly due to the reduction in the cost of debt, thanks to the refinancing of debt in European currencies.

Corporate Income Tax totalled €314m in the quarter (€298m in January-March 2016).

Profit attributable to minority interests (€30m) increased €7m vs. January-March 2016, mainly due to the greater profit attributable to the minority interests of T. Deutschland and T. Brasil.

As such, the profit attributable to equity holders of the Parent (€779m) rose 42.2% y-o-y in the quarter.

Basic earnings per share stood at €0.14 (+48.8%), while reached €0.18 in underlying terms.

CapEx (€1,621m; -4.4% y-o-y; -8.4% organic) up to March continued to focus on UBB rollout and reflected integration synergies, consolidation and network optimisation (big data). CapEx included €4m of spectrum acquisition, mainly in Mexico.

Operating cash flow (OIBDA-CapEx) stood at €2,400m and grew 12.0% y-o-y in reported terms (+8.9% organic), levered on solid operating performance and lower CapEx intensity.

In January-March 2017, free cash flow reached €599m and increased €530m y-o-y, despite working capital seasonality. Thus:

i) Operating cash flow (OIBDA-CapEx) excluding spectrum rose to €2,404m (€2,492m underlying; +15.0% y-o-y).

ii) Interest payments in the quarter (€641m) decreased 27.7% y-o-y, mainly due to the lower cost of debt in European currencies. The effective cost of interest payments in the last 12 months stood at 3.48% at March 2017, 128 b.p. lower than the 4.76% at March 2016.

iii) Tax payments totalled €149m vs. €12m of tax collection in January-March 2016, due to lower refunds from previous years. The effective payment rate stood at 11.3%, affected by seasonal factors.

iv) Working capital consumed €1,072m, mainly reflecting CapEx seasonality, prepayment of taxes, site rentals and content, partially offset by the execution of factoring measures on accounts receivable and the extension of payment terms with suppliers or with the factoring company where these had been discounted. This consumption is €120m lower than in the first quarter of 2016, mainly due to lower content payments.

v) Operations with minority shareholders (€21m) are mainly associated with dividend payments in T. Brasil.

Net financial debt at the end of the quarter (€48,766m) increased €171m compared to December 2016, despite free cash flow generation of €599m, mainly as a result of: i) shareholder remuneration (€186m, mainly coupons from capital instruments); ii) payment of labour-related commitments (€166m); iii) higher value in euros of net debt in foreign currencies (€141m); and iv) other factors, including the refinancing of commercial liabilities (€277m).

During the first quarter of 2017, Telefónica’s financing activity amounted to approximately €6,106m equivalent (without considering the refinancing of short-term bank loans and commercial paper), and focused on strengthening the liquidity position, refinancing debt maturities (in an environment of very low rates) and extending maturities. Therefore, at the end of March, the Group maintained a comfortable liquidity position, with gross debt maturities covered beyond the next 24 months. The average debt life stood at 7.92 years.

Main financing operations in the quarter included:

•	In January, there were two Telefónica Emisiones, S.A.U. bond issues totalling €1,750m, of which €1,250m maturing in January 2025 and €500m in October 2028 (annual coupon of 1.528% and 2.318%, respectively). In addition, Telefónica Emisiones, S.A.U. closed a private issuance for €150m, maturing in 2019, and there was an issue by Telefónica Chile for 48,000m CLP, maturing in six years.

•	In February, Telefónica Brasil issued a 2,000m BRL bond, with final maturity in February 2022.

•	In March, Telefónica Emisiones, S.A.U. issued a USD bond in two tranches, 1,500m USD at 10 years and 2,000m USD at 30 years, the largest transaction since 2010, with coupons of 4.103% and 5.213%, respectively, the latter being the lowest coupon ever paid by Telefónica in a USD issue at this term. Also in March, there was a €200m reopening of the €500m bond maturing in October 2028, which was issued in January.

After 31 March, Telefónica closed the first transaction on the South Asian market oriented to Taiwanese investors amounting to 200m USD at a 20-year term and a 4.90% coupon. Furthermore, the 30-year bond issued in March 2017 was reopened for 500m USD. The average debt life including these operations stood at 8.29 years.

Throughout the quarter, Telefónica Group obtained funding by means of extending payment terms with suppliers, or with the factoring firm where those had been discounted, for a total of €367m equivalent (€643m equivalent in the same quarter of 2016).

Meanwhile, Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an amount outstanding of approximately €3,005m at the end of March.

At the end of March, Telefónica maintained undrawn, committed credit lines with different credit institutions for an approximate amount of €12,880m (€11,570m maturing in more than twelve months) which, combined with the cash equivalents position and current financial assets excluding Venezuela, placed liquidity at €23,927m.

Definitions:

Organic Growth: Assumes constant exchange rates from 2016, excludes the impact of hyperinflationary adjustments in Venezuela in both years and considers a constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring costs and material non-recurring impacts. CapEx also excludes investment in spectrum.

Underlying Growth: Reported figures excluding the impact of write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts, as well as depreciation and amortisation charges from purchase price allocation processes.

Digital Services

(y-o-y changes in organic terms)

Digital service revenues totalled €1,247m and grew 4.9% compared to the first quarter of 2016.

Video revenues (€755m) maintained a steady growth rate of 4.6% y-o-y, underpinned by the larger TV base in Hispanoamérica (+3%) and by the improved ARPU in Spain, Brazil and Hispanoamérica. Pay TV accesses stood at 8.2m(-2% y-o-y; including 4.2m for satellite TV (-8% y-o-y)).

Security revenues amounted to €80m in the quarter and grew 1.7% y-o-y. In order to strengthen capacities, existing alliances have been extended both in business (Palo Alto, Fortinet, McAfee or Subex) and consumer (Allot). It is worth highlighting the strong growth in the Corporates segment, which grew 19.0% y-o-y.

M2M revenues reached €69m achieving 37.3% y-o-y growth, due to the acceleration of connectivity and loT solutions, and the rollout of flagship projects in our core geographies. In addition, Telefónica is also working on the global strategy for “Low Power Wide Area” communications (NB, Sigfox), which are based on using licensed and non-licensed technologies according to each specific case and to the customer’s needs.

Cloud revenues totalled €99m, 8.3% less than in January-March 2016 due to significant projects registered in this period. The focus was on strengthening the value proposal for the SME segment.

Telefónica Global Resources

The Global Network and Operations area continued to accelerate the rollout of UBB. Premises passed with FTTx and cable rose to 39.9m (+14% vs. March 2016) of which 17.4m are in Brazil (FTTx and cable), 17.5m in Spain (FTTH) and 5m in Hispanoamérica (FTTx and cable). On the other hand, 4G population coverage, with a total of 58,963 locations, rose to 64% (+11 p.p. y-o-y).

In the move towards an AII-IP network, VoIP accesses totalled 6.4m. Thus, VoLTE and VoWiFi have been launched for certain devices in the UK, while VoWiFi calls have been successfully trialled in Chile.

As for virtualisation, the construction of a large-scale vEPC network (virtual Evolved Packet Core) began in 13 countries, which forms a framework for providing converged voice and data on LTE networks.

Meanwhile, two new global centres were launched, the Platforms Centre and the Legacy Network Transformation Centre, with the aim of boosting the efficiencies that have already been achieved. Furthermore, in Spain, the rollout of a new task allocation system commenced, in order to streamline fibre installations and to reduce the time-to-resolution of incidents by up to 40%.

In terms of innovation, key events included the success of the first NFV (Network Functions Virtualization) interoperability event, held at 5TONIC LAB, and the first 5G remote-driving experiment.

Key events this quarter for Global IT, focused on the E2E digitalisation of the Company, include the Full Stack programmes initiated in the fixed business in Argentina, the migration of 2.5m prepay customers in Peru and the launch of a pilot for mobile contract customers in Mexico. In addition, progress has been made in the construction of Big Data platforms (x3 capacity y-o-y), the per-country consolidation of different online tariff calculators and the rollout of global applications. The progress made on these projects has led to a 50% level of capacity enablement.

Finally, the first quarter saw the reduction of 0.9% of servers, 2 Data Centres and 123 applications, while critical incidents were down 21%.

Telxius

(y-o-y changes in organic terms)

Telxius presented solid results in the first quarter of 2017, with revenues of €188m (+5.4% y-o-y), OIBDA of €92m and an OIBDA margin of 48.9%. As the Company was only created in 2016, the y-o-y comparison of OIBDA does not reflect actual business performance, as it is affected by the progressive establishment of activities over the course of the year and by the negative impacts associated with the formation of the Company.

In the Tower business, Telxius grew its portfolio with 27 new towers in the quarter, reaching a total of 15,897 at the end of March, with a tenancy ratio of 1.28x. Revenues stood at €76m.

In the Submarine Cable business, there was notably higher demand for international data traffic managed by Telxius (+35% y-o-y in IP traffic and +54% bandwidth in Capacity services). As such, revenues totalled €112m. In addition, rollout continued of the two new cables, BRUSA and MAREA, which will become operational in 2018:

•	BRUSA: 100% Telxius’, with 8 fibre pairs and capacity of 100 Tbps, connecting with its approximately 10,700 km in length Brazil, Puerto Rico and the US.

•	MAREA will be approximately 6,600 km in length, connecting Virginia Beach (US) with Bilbao (Spain), and Telxius will have 4 of the system’s 8 fibre pairs.

The CapEx totalled €13m. However, this item is subject to a high degree of seasonality during a year of notable investment for Telxius, in the context of the above-mentioned rollout of new cables.

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2016				2017
	March	June	September	December	March	% Chg
Final Clients Accesses	341,262.7	341,922.3	343,932.9	344,671.1	341,785.7	0.2
Fixed telephony accesses (1)	39,606.5	39,262.1	38,914.0	38,280.1	37,853.0	(4.4)
Internet and data accesses	21,507.7	21,641.4	21,738.4	21,652.1	21,657.8	0.7
Broadband	21,097.2	21,195.9	21,266.5	21,194.9	21,196.4	0.5
FTTx/Cable	7,933.6	8,378.1	8,704.0	9,137.6	9,580.6	20.8
Mobile accesses	271,783.2	272,596.8	274,883.7	276,450.0	274,055.6	0.8
Prepay	166,005.2	165,619.6	165,912.1	165,663.2	162,648.4	(2.0)
Contract	105,778.0	106,977.2	108,971.6	110,786.8	111,407.2	5.3
M2M	12,583.9	12,988.2	13,591.7	14,002.0	14,488.0	15.1
Pay TV	8,365.4	8,422.0	8,396.7	8,289.0	8,219.3	(1.7)

Wholesale Accesses	5,826.7	5,591.7	5,480.7	5,300.9	5,087.1	(12.7)

Total Accesses	347,089.4	347,514.0	349,413.5	349,972.1	346,872.8	(0.1)

(1)	Includes fixed wireless and VoIP accesses.

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures

	2016				2017
	March	June	September	December	March	% Chg
Contract percentage (%)	38.9%	39.2%	39.6%	40.1%	40.7%	1.7	p.p.
Smartphones (‘000)	128,326.0	130,058.4	144,588.9	147,161.8	151,547.7	18.1
Smartphone penetration (%)	50.6%	51.1%	56.4%	57.1%	59.4%	8.8	p.p.
LTE (‘000)	43,870.2	50,077.3	57,342.4	66,295.7	75,458.8	72.0
LTE penetration (%)	16.9%	19.3%	22.1%	25.3%	29.1%	12.2	p.p.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2017	2016	Reported		Organic
Revenues	13,132	12,511	5.0		1.5
Internal exp. capitalized in fixed assets	208	213	(2.5)		(5.2)
Operating expenses	(9,348)	(8,943)	4.5		1.0
Supplies	(3,730)	(3,675)	1.5		(0.2)
Personnel expenses	(1,818)	(1,749)	4.0		(0.7)
Other operating expenses	(3,800)	(3,519)	8.0		3.1
Other net income (expense)	29	49	(42.2)		(43.5)
Gain (loss) on sale of fixed assets	8	6	33.9		23.7
Impairment of goodwill and other assets	(7)	1	c.s.		c.s.
Underlying operating income before D&A (OIBDA)	4,109	3,860	6.5
Operating income before D&A (OIBDA)	4,021	3,838	4.8		1.3
OIBDA Margin	30.6%	30.7%	(0.1	p.p.)	(0.0	p.p.)
Depreciation and amortization	(2,451)	(2,322)	5.6		(1.3)
Operating income (OI)	1,570	1,516	3.6		5.2
Share of profit (loss) of investments accounted for by the equity method	2	(3)	c.s.
Net financial income (expense)	(449)	(659)	(32.0)
Profit before taxes	1,123	853	31.7
Corporate income tax	(314)	(298)	5.4
Profit for the period	809	555	45.8
Attributable to equity holders of the Parent	779	548	42.2
Attributable to non-controlling interests	30	7	n.m.
Weighted average number of ordinary shares outstanding during the period (millions)	5,062	5,073	(0.2)
Basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.14	0.09	48.8
Underlying basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.18	0.12	46.1

Notes:

-	Since the second quarter of 2016 Telefónica’s operations in the United Kingdom are no longer reported as discontinued operations and all its assets and liabilities have ceased to be reported as “held for sale”, and have been reclassified back into full consolidation, in compliance with International Financial Reporting Standards (IFRS). For comparative purposes, the results of Telefónica Group of the first quarter of 2016 are reported following the same criteria.
-	The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 “Earnings per share”. Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in 2016, have been taken into account. Also, the ordinary shares that would be issued upon the conversion of the mandatorily convertible notes issued on 24 September 2014 are included in the calculation of earnings per share from that date.
-	Basic earnings per share ratio is calculated dividing Profit for the period attributable to equity holders of the parent, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.
-	2016 and 2017 reported figures include hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

GUIDANCE 2017

2016 Base		Operative 2017 Guidance	2017
			Jan - Mar
51,734	Revenues (% Chg YoY)	Stable (in spite of regulation: ~-1.2 p.p.)	1.5%
31.8%	OIBDA margin (Chg YoY)	Expansion up to 1 p.p.	(0.0	p.p.)
16.5%	CapEx / Sales	Around 16%	12.2%

-	Organic criteria: Assumes constant exchange rates as of 2016 (average FX in 2016), excludes the impact from hyperinflation in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs. CapEx also excludes investment in spectrum.

2016 adjusted base excludes:

-	The results of the companies sold in 2016 (Telefé, T. Personalizadas and Vocem) from 1 January, 2016 to the date of exiting the perimeter of consolidation.
-	OIBDA excludes additionally write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurrent impacts and restructuring costs.
-	CapEx excludes additionally spectrum acquisition.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	March 2017	December 2016	% Chg
Non-current assets	103,786	103,667	0.1
Intangible assets	20,275	20,518	(1.2)
Goodwill	28,896	28,686	0.7
Property, plant and equipment and Investment properties	36,672	36,393	0.8
Investments accounted for by the equity method	70	76	(6.8)
Non-current financial assets	9,656	9,765	(1.1)
Deferred tax assets	8,216	8,229	(0.2)
Current assets	24,338	19,974	21.8
Inventories	1,125	1,055	6.7
Trade and other receivables	10,601	10,675	(0.7)
Current financial assets	3,723	2,954	26.0
Tax receivables	1,481	1,533	(3.4)
Cash and cash equivalents	7,391	3,736	97.8
Non-current assets and disposal groups classified as held for sale	17	21	(18.8)
Total Assets = Total Equity and Liabilities	128,124	123,641	3.6
Equity	29,903	28,385	5.3
Equity attributable to equity holders of the parent and other holders of equity instruments	20,292	18,157	11.8
Non-controlling interests	9,611	10,228	(6.0)
Non-current liabilities	64,402	59,805	7.7
Non-current financial liabilities	50,117	45,612	9.9
Non-current trade and other payables	1,879	1,925	(2.4)
Deferred tax liabilities	2,537	2,395	5.9
Non-current provisions	9,870	9,873	(0.0)
Current liabilities	33,820	35,451	(4.6)
Current financial liabilities	14,633	14,749	(0.8)
Current trade and other payables	14,494	16,150	(10.3)
Current tax payables	2,444	2,332	4.8
Current provisions	2,248	2,220	1.3
Liabilities associated with non-current assets and disposals groups held for sale	—	—	—
Financial Data
Net Financial debt	48,766	48,595	0.4

Notes:

-	2016 and 2017 reported figures include hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

CONSOLIDATED CASH FLOW STATEMENT

Unaudited figures (Euros in millions)

	January - March
	2017	2016	% Var
Cash received from operations	16,569	15,469
Cash paid from operations	(13,036)	(12,387)
Net payments of interest and other financial expenses net of dividens received	(641)	(887)
Taxes paid	(149)	12
Net cash flow provided by operating activities	2,743	2,207	24.3%
(Payments)/proceeds on investments in property, plant and equipment and intangible assets	(2,285)	(2,279)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	30	246
Payments on investments in companies, net of cash and cash equivalents acquired	(6)	(29)
Proceeds on financial investments not included under cash equivalents	18	33
Payments on financial investments not included under cash equivalents	(219)	(79)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents	(910)	40
Government grants received	—	—
Net cash flow used in investing activities	(3,372)	(2,068)	63.1%
Dividends paid	(73)	(41)
Proceeds from issue of share capital increase	1	1
(Payments)/proceeds of treasury shares and other operations with shareholders	0	(602)
Operations with other equity holders (1)	(135)	(114)
Proceeds on issue of debentures and bonds, and other debts	6,083	596
Proceeds on loans, borrowings and promissory notes	1,498	6,168
Cancellation of debentures and bonds, and other debts	(1,466)	(3,872)
Repayments of loans, borrowings and promissory notes	(1,210)	(1,261)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(465)	(783)
Net cash used in financing activities	4,233	92	n.m.
Effect of changes in exchange rates	51	(28)	c.s.
Effect of changes in consolidation methods and others	0	(5)	c.s.
Net increase (decrease) in cash and cash equivalents during the year	3,655	198	n.m.
Cash and cash equivalents at the beginning of the period	3,736	2,615
Cash and cash equivalents at the end of the period	7,391	2,813

Notes:

-	Since the second quarter of 2016 Telefónica’s operations in the United Kingdom are no longer reported as discontinued operations within Telefónica Group and all its assets and liabilities have ceased to be reported as “held for sale”, and have been reclassified back into full consolidation within Telefónica Group financial statements, in compliance with International Financial Reporting Standards (IFRS). For comparative purposes, the results of Grupo Telefónica of the first quarter of 2016 are reported following the same criteria.
-	The January-March 2017 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated DICOM (710 Venezuelan bolivars fuertes per dollar).
-	2016 and 2017 reported figures include the hyperinflationary adjustments in Venezuela in both years.
1)	Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - March
		2017	2016	% Chg
I	Cash flow from operations	3,534	3,083	14.6
II	Net interest payment (1)	(641)	(887)
III	Payment for income tax	(149)	12
A=I+II+III	Net cash provided by operating activities	2,743	2,207	24.3
B	Net payment for investment in fixed and intangible assets	(2,289)	(2,279)
	Spectrum (2)	(4)	(3)
C=A+B	Net free cash flow after CapEx	453	(72)	c.s.
D	Net Cash received from sale of Real Estate	4	0
E	Net payment for financial investment	(177)	170
F	Net payment for operations with minority shareholders and treasury stock (3)	(207)	(756)
G=C+D+E+F	Free cash flow after dividends	74	(658)	c.s.
H	Effects of exchange rate changes on net financial debt	141	(521)
I	Effects on net financial debt of changes in consolid. and others	104	801
J	Net financial debt at beginning of period	48,595	49,161
K=J-G+H+I	Net financial debt at end of period	48,766	50,099	(2.7)

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX FROM CONTINUING OPERATIONS

Unaudited figures (Euros in millions)

	January - March
	2017	2016	% Chg
OIBDA	4,021	3,838	4.8
- CapEx accrued during the period	(1,621)	(1,695)
- Payments related to cancellation of commitments	(166)	(141)
- Net interest payment	(641)	(887)
- Payment for tax	(149)	12
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	7	(6)
- Investment In working capital and other deferred income and expenses (4)	(996)	(1,192)
= Net Free Cash Flow after CapEx	453	(72)	c.s.
+ Payments related to cancellation of commitments	166	141
- Dividends paid to minority shareholders	(21)	0
= Free Cash Flow	599	69	n.m.
Weighted average number of ordinary shares outstanding during the period (millions)	5,062	5,073
= Free Cash Flow per share (euros)	0.12	0.01	n.m.

Notes:

-	Since the second quarter of 2016 Telefónica’s operations in the United Kingdom are no longer reported as discontinued operations and all its assets and liabilities have ceased to be reported as “held for sale”, and have been reclassified back into full consolidation, in compliance with International Financial Reporting Standards (IFRS). For comparative purposes, the results of Telefónica Group of the first quarter of 2016 are reported following the same criteria.
-	The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (payment of labour commitments) and after operations with minority shareholders, due to cash recirculation within the Group.
-	2016 and 2017 reported figures include hyperinflationary adjustments in Venezuela in both years.
(1)	Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	Figures in million euros. First quarter 2017 includes the following spectrum payments: 1 in UK, 1 in Colombia and 2 in Mexico. In January-March 2016: 1 in Colombia, 1 in Germany and 0.5 in UK.
(3)	Dividends paid by Telefónica S.A., operations with treasury stock, issuance of shares, issuance and coupons of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are consolidated through the equity method.
(4)	Other deferred expenses include 76 million euros in Q1 2017 related to commitments associated with long-term restructuring plans in Spain.

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

March 2017
Non-current financial liabilities	50,117
Current financial liabilities	14,633
Gross Financial Debt	64,750
Cash and cash equivalents	(7,391)
Current financial assets	(3,723)
Positive mark-to-market value of long-term derivative instruments	(4,560)
Other non-current liabilities included in “Trade and other payables”	725
Other current liabilities included in “Trade and other payables”	238
Other assets included in “Non-current financial assets”	(631)
Other assets included in “Current trade and other payables”	(642)
Net Financial Debt (1)	48,766
Gross commitments related to employee benefits	6,734
Value of associated Long-term assets	(740)
Tax benefits	(1,557)
Net commitments related to employee benefits	4,437
Net financial debt plus commitments	53,203
Net Financial Debt / OIBDA	2.91	x

Notes:

(1)	Net financial debt includes a positive value of the derivatives portfolio for a net amount of 2,941 million euros, 3,410 million euros included as financial liabilities and 6,351 million euros included as financial assets.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
Currency units per Euro	Jan - Mar 2017	Jan - Mar 2016	March 2017	December 2016
USA (US Dollar)	1.065	1.102	1.068	1.054
United Kingdom (Sterling)	0.860	0.770	0.856	0.855
Argentina (Argentine Peso)	16.685	15.894	16.435	16.706
Brazil (Brazilian Real)	3.347	4.290	3.385	3.435
Chile (Chilean Peso)	697.988	772.332	709.421	705.622
Colombia (Colombian Peso)	3,110.942	3,577.459	3,083.089	3,162.745
Costa Rica (Colon)	601.323	597.729	606.061	591.366
Guatemala (Quetzal)	7.911	8.459	7.842	7.928
Mexico (Mexican Peso)	21.581	19.850	20.082	21.733
Nicaragua (Cordoba)	31.414	30.966	31.711	30.904
Peru (Peruvian Nuevo Sol)	3.501	3.799	3.470	3.537
Uruguay (Uruguayan Peso)	30.344	34.755	30.498	30.924
Venezuela (Bolivar Fuerte) (3)	758.150	310.752	758.150	710.227

(1)	Average exchange rate for the period.
(2)	Exchange rates as of 31/03/17 and 31/12/16.
(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. The January-March 2017 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated DICOM (710 Venezuelan bolivars fuertes per dollar).

NET FINANCIAL DEBT STRUCTURE BY CURRENCY

Unaudited figures

	March 2017
	EUR	LATAM	GBP	USD
Net financial debt structure by currency	79%	14%	6%	1%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	March 2017
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities (1)	83%	16%	1%

(1)	Includes positive value of derivatives and other financial debt.

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa3	P-3	Stable	11/7/2016
Fitch[1]	BBB	F-3	Stable	9/5/2016
S&P1	BBB	A-2	Stable	5/17/2016

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

02

TELEFÓNICA ESPAÑA

(y-o-y changes in organic terms)

Telefónica España’s results continued to reflect the strategy focused on increasing customer value, which resulted in the growing penetration of high-value services. However, the y-o-y changes in the first quarter were affected by the different phasing of tariffs and promotion upgrades, and by lower wholesale revenues.

“Movistar Fusión” accesses grew 4% y-o-y, representing 84% of the broadband base in the consumer segment, 82% of the TV base and 77% of the mobile contract base. The quality of the customer base was reflected in the growing penetration of UBB fibre (38%, +8 p.p. y-o-y) and pay TV (68%, +2 p.p.). In the quarter, 59% of gross additions were new customers, ARPU stood at € 81.6 (+4.4% y-o-y; tariff update and improvement in the value mix) and churn stood at 1.4%, practically stable y-o-y.

Mobile accesses grew y-o-y (+1%) for the first time since the second quarter of 2011, with positive net additions for the third consecutive quarter (24k accesses) driven by the contract segment (217k) and the totalization strategy.

Fixed telephony accesses decreased 3% y-o-y, despite maintaining a similar improvement rate to that seen in the same quarter of 2016 and 2015 (-4% and -5%, respectively).

Fixed broadband accesses rose 1% y-o-y, driven by fibre accesses (+27%) that represented 52% of the broadband base (+11 p.p. y-o-y). Of these fibre customers, 68% were UBB customers, while premises passed with FTTH totalled 17.5m. Pay TV accesses decreased 3% compared to March 2016 due to the loss of satellite customers; however, the quarterly loss (-41k) was sequentially reduced due to higher IPTV net additions.

Wholesale accesses totalled 4.4m (-9% y-o-y) and their decline slowed down due to greater growth in NEBA fibre, which reached a base of 426k (more than double y-o-y).

Revenues in January-March came to €3,066m and decreased 2.6% both due to lower service revenues (-1.5%) and lower handset sales (-29.9%).

Consumer revenues (€1,620m) remained stable y-o-y (-0.4%); with a decline in non-convergent revenues (-15.0%) and lower growth in “Fusión” revenues (+9.3%), due to the different tariff updates schedule for the majority of the customer base (February 2016 vs. April 2017) and the positive impact the termination of the TV promotion “Premium Extra” had on the first quarter of 2016.

Business revenues (€840m) remained stable (+0.1% y-o-y) and the gradual change in their composition continued: growth in IT (+11.0%) offsetting the reduction in communication services (-2.4%).

Other revenues (€525m) decreased 7.3% compared to January-March 2016, due mainly to lower wholesale revenues from TV and MNVOs and, to a lesser extent, to the start of the regulatory changes applicable throughout 2017 (NEBA, ORLA, etc.).

Operating expenses in the first quarter totalled €2,003m (-3.3% y-o-y) and were affected by an additional restructuring provision of €76m associated with the 2017 employment suspension plan due to a greater-than-expected uptake. This will produce an average annual saving in direct costs of approximately € 9m from 2018 onwards.

Supplies (€816m) increased 3.6%, in line with the previous quarter, due to the greater TV content and IT costs. Net spending on content rose 21% in the quarter (+46% the previous quarter) as the y-o-y comparison became more homogeneous (the cost of the Champions League was included from the first quarter of 2016).

Personnel expenses (€601m) accelerated their rate of reduction (-12.6%) due to the savings from the employment suspension plan initiated in 2016 (€77m in the quarter compared to the same period of the previous year) and the headcount at the end of March stood at 28.468 employees (-8.5% y-o-y).

Other operating expenses (€587m) decreased in the quarter (-3.2% y-o-y) mainly due lower commercial spend.

As such, excluding the above-mentioned provision, OIBDA in the quarter totalled €1,219m, decreasing 2.4% y-o-y largely as a result of lower revenues; and OIBDA margin grew 0.1 p.p. y-o-y to 39.8%. CapEx in January-March stood at €333m, (-22.7% y-o-y) and operating cash flow grew solidly by 8.3% to €886m.

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2017	2016	Reported		Organic
Revenues	3,066	3,149	(2.6)		(2.6)
Mobile handset revenues	82	117	(29.9)		(29.9)
Revenues ex-mobile handset revenues	2,985	3,033	(1.6)		(1.5)
Consumer (1)	1,620	1,626	(0.4)		(0.4)
Fusión	1,070	979	9.3		9.3
Non-Fusión	550	647	(15.0)		(15.0)
Business	840	839	0.1		0.1
Communications	664	681	(2.4)		(2.4)
IT	176	159	11.0		11.0
Other (2)	525	568	(7.6)		(7.3)
Internal expenditure capitalized in fixed assets	76	87	(12.3)		(12.3)
Operating expenses	(2,003)	(1,994)	0.4		(3.3)
Supplies	(816)	(788)	3.6		3.6
Personnel expenses	(601)	(600)	0.0		(12.6)
Other operating expenses	(587)	(606)	(3.2)		(3.2)
Other net income (expense)	2	5	(68.8)		(68.8)
Gain (loss) on sale of fixed assets	4	4	(18.4)		(18.4)
Impairment of goodwill and other assets	(1)	(1)	5.7		5.7
Operating income before D&A (OIBDA)	1,143	1,250	(8.6)		(2.4)
OIBDA Margin	37.3%	39.7%	(2.4	p.p.)	0.1	p.p.
CapEx	333	431	(22.7)		(22.7)
Spectrum	—	—	—		—
OpCF (OIBDA-CapEx)	810	820	(1.2)		8.3

Notes:

-	Since 1 January, 2016, T. España reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations), and includes the results of the data center business, of T. Studios and of T. Servicios Audiovisuales, which where before presented in Other Companies & Eliminations.
-	The results of the T. España do not include intra-group capital gains resulting from the transfer of towers to Telxius in 2016.
-	T. Personalizadas has been deconsolidated since 1 January, 2017.
-	OIBDA before management and brand fees.
(1)	Consumer revenues include residential and SOHO revenues.
(2)	Other revenues include wholesale, subsidiaries and other revenues.

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	% Chg
Final Clients Accesses	36,791.3	36,765.2	36,769.8	36,709.4	36,537.3	(0.7)
Fixed telephony accesses (1)	9,910.6	9,854.2	9,783.7	9,720.2	9,584.2	(3.3)
Internet and data accesses	6,012.8	6,061.6	6,076.6	6,094.5	6,075.9	1.0
Broadband	5,978.6	6,030.2	6,045.3	6,067.3	6,050.9	1.2
FTTH	2,458.3	2,675.7	2,830.7	2,998.3	3,127.8	27.2
Mobile accesses	17,140.1	17,094.4	17,198.2	17,237.7	17,261.7	0.7
Prepay	2,675.7	2,579.7	2,466.1	2,329.3	2,135.9	(20.2)
Contract	14,464.5	14,514.7	14,732.1	14,908.4	15,125.7	4.6
M2M	1,827.2	1,890.5	1,968.8	2,006.3	2,015.6	10.3
Pay TV (2)	3,727.8	3,755.0	3,711.4	3,657.0	3,615.6	(3.0)

Wholesale Accesses	4,866.9	4,693.3	4,589.3	4,525.5	4,442.3	(8.7)
Fibre	176.6	210.3	259.7	324.9	426.2	141.4

Total Accesses	41,658.2	41,458.6	41,359.2	41,234.9	40,979.6	(1.6)

(1)	Includes fixed wireless and VoIP accesses.

CONSUMER ACCESSES (Fusión + non-Fusión)

Unaudited figures (thousands)

	2016				2017
	March	June	September	December	March	% Chg
Fixed telephony accesses	7,428.5	7,382.1	7,319.0	7,260.4	7,146.2	(3.8)
Internet and data accesses	5,145.4	5,186.4	5,195.5	5,207.8	5,195.3	1.0
Mobile accesses	11,759.7	11,676.5	11,691.5	11,732.3	11,754.9	(0.0)
Prepay	2,675.7	2,579.7	2,466.1	2,329.3	2,135.9	(20.2)
Contract	9,084.0	9,096.8	9,225.4	9,403.0	9,618.9	5.9
Pay TV	3,727.8	3,755.0	3,711.4	3,657.0	3,615.6	(3.0)

Total Consumer Accesses	28,061.4	28,000.0	27,917.4	27,857.6	27,711.8	(1.2)

TOTAL MOBILE ACCESSES

Unaudited figures

	2016				2017
	March	June	September	December	March	% Chg
Contract percentage (%)	84.4%	84.9%	85.7%	86.5%	87.6%	3.2	p.p.
Smartphones (‘000)	10,200.2	10,295.8	10,500.3	10,715.8	10,800.7	5.9
Smartphone penetration (%)	67.2%	68.3%	69.5%	70.9%	71.3%	4.1	p.p.
LTE (‘000)	4,520.7	5,050.0	5,444.0	6,073.0	6,589.6	45.8
LTE penetration (%)	29.5%	33.2%	35.7%	39.9%	43.2%	13.7	p.p.

CONSUMER FUSIÓN

Unaudited figures (thousands)

	2016				2017
	March	June	September	December	March	% Chg
Fusión Customers	4,209.1	4,268.8	4,286.1	4,333.2	4,379.0	4.0
Fibre 100/300	1,267.4	1,345.9	1,491.0	1,593.5	1,669.1	31.7
IPTV/Satellite	2,768.6	2,873.6	2,914.9	2,943.1	2,970.9	7.3
Mobile add-ons	2,023.3	2,084.1	2,302.7	2,542.0	2,861.6	41.4

CONSUMER FUSIÓN

Unaudited figures

	2016				2017
	Q1	Q2	Q3	Q4	Q1	% Chg
Fusión ARPU (EUR)	78.2	79.8	81.8	81.6	81.6	4.4
Fusión churn	1.3%	1.1%	1.3%	1.4%	1.4%	0.1	p.p.

	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	% Chg
Fusión ARPU (EUR)	78.2	79.0	79.9	80.4	81.6	4.4
Fusión churn	1.3%	1.2%	1.2%	1.3%	1.4%	0.1	p.p.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	% Chg
Total data traffic (TB)	1,333,989	2,697,613	4,140,131	5,690,140	1,473,501	10.5
Fixed data traffic	1,291,860	2,610,901	3,991,793	5,479,375	1,406,556	8.9
Mobile data traffic	42,129	86,712	148,338	210,765	66,944	58.9

Notes:

-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

03

TELEFÓNICA DEUTSCHLAND

(y-o-y changes in organic terms)

Telefónica Deutschland maintained solid operational momentum in the first quarter of 2017, leveraging a continued strong performance of partners while the competitive environment showed further signs of improvement across segments. In Premium, “O2 Free” stimulated data usage, while in non-Premium competitive pressure eased following price increases of some competitors. The Company also benefited from continued successful execution on the integration milestones. Results were in line with the full-year outlook, reflecting significant regulatory impacts (the reduction in mobile termination rates since December 2016 and the glidepath of the European roaming legislation) that weighed both on revenue and OIBDA performance.

At the end of March, contract mobile customers (20.7m) grew 7% y-o-y, with quarterly net additions of 172K driven by strong partner trading (55% of gross additions; 2 p.p. less vs. the fourth quarter of 2016). Prepay customers (24.0m) were slightly up y-o-y (+1%), posting 183K net quarterly additions. Smartphone penetration was 57%; up 2 p.p. y-o-y. LTE accesses (14.0m) y-o-y growth accelerated to 61% (+53% in the fourth quarter of 2016) and LTE penetration increased 11 p.p. y-o-y to 32%, reflecting successful data monetization efforts (average data usage for O2 contract LTE customers +52% y-o-y to 1.8GB in the first quarter of 2017). Retail broadband accesses (2.1m) were broadly stable y-o-y and continued to benefit from the sustained strong demand for VDSL; 67K quarterly net additions to a customer base of 872K (up 47% y-o-y). Wholesale DSL customers continued to fall (129K net disconnections, to 562K wholesale accesses) due to the planned dismantling of the legacy infrastructure.

In the first quarter, revenues reached €1,771m (-4.7% y-o-y, improving vs. -6.0% in the fourth quarter of 2016). Mobile service revenues (MSR) totalled €1,292m (-3.3% y-o-y), reflecting strong regulatory headwinds as well as the higher share of wholesale revenue and the ongoing legacy base rotation. Excluding regulatory effects, MSR sequentially improved slightly their trend to -0.6% vs. -0.9% in the prior quarter. Handset revenues (€252m) continued to fall (-5.4% y-o-y; vs. -17.6% in the fourth quarter of 2016) due to continued lower demand in the market on the back of longer replacement cycles. Fixed revenues fell 11.9% y-o-y to €223m, mainly driven by lower wholesale and other fixed revenues due to the planned decommissioning of the legacy ULL platform. Retail DSL revenue trend (-9.8% y-o-y in the quarter) was similar to the prior quarter as a result of phasing of promotional effects.

Operating expenses totaled €1,383m up to March 2017 (lower 6.5% y-o-y). Supplies benefited from lower interconnection and hardware costs and reached €585m (-7.9% y-o-y). Personnel expenses were €155m (-4.7% vs. the first quarter of 2016) as a result of the successful execution of the employee restructuring programme. Other operating expenses totaled €643m (-5.6% y-o-y) on the back of successful synergy capture mainly resulting from roll-over effects. Total restructuring costs amounted to €11m in the quarter (€23m in the first quarter of 2016).

OIBDA totaled €400m in the quarter and grew 1.4% y-o-y, despite the negative effect from the above mentioned regulatory changes, and reflected incremental synergies totaling €35m more (vs. €55m in the first quarter of 2016), as well as investments in “O2 Free” positioning. The OIBDA margin was 22.6%, up 1.4 p.p. y-o-y.

CapEx benefitted from savings related with network consolidation and the rollout of a single LTE network and fell 4.2% y-o-y to €208m in the quarter.

Operating cash flow (OIBDA-CapEx) totalled €192m; up 7.7% y-o-y.

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2017	2016	Reported		Organic
Revenues	1,771	1,858	(4.7)		(4.7)
Mobile Business	1,545	1,603	(3.6)		(3.6)
Mobile service revenues	1,292	1,336	(3.3)		(3.3)
Data revenues	716	729	(1.9)		(1.9)
Handset revenues	252	267	(5.4)		(5.4)
Fixed Business	223	253	(11.9)		(11.9)
FBB and new services (1)	177	192	(8.2)		(8.2)
Voice & access revenues	46	61	(23.8)		(23.8)
Internal expenditure capitalized in fixed assets	21	25	(14.4)		(14.4)
Operating expenses	(1,383)	(1,483)	(6.7)		(6.5)
Supplies	(585)	(629)	(7.0)		(7.9)
Personnel expenses	(155)	(173)	(10.4)		(4.7)
Other operating expenses	(643)	(681)	(5.6)		(5.6)
Other net income (expense)	(10)	(7)	32.7		6.6
Gain (loss) on sale of fixed assets	1	—	—		—
Impairment of goodwill and other assets	—	—	—		—
Operating income before D&A (OIBDA)	400	392	2.0		1.4
OIBDA Margin	22.6%	21.1%	1.5	p.p.	1.4	p.p.
CapEx	208	220	(5.1)		(4.2)
Spectrum	0	2	n.m		n.m.
OpCF (OIBDA-CapEx)	192	173	11.0		7.7

Notes:

-	Since 1 May, 2016, T. Deutschland reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations)
-	Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of the T. Deutschland do not include intra-group capital gains resulting from the transfer of towers to Telxius in 2016.
-	OIBDA before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA DEUTSCHLAND

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	% Chg
Final Clients Accesses	47,341.7	47,754.9	48,404.8	48,655.5	48,988.0	3.5
Fixed telephony accesses (1)	2,002.8	2,007.4	2,006.5	2,010.3	2,000.1	(0.1)
Internet and data accesses	2,330.9	2,329.8	2,324.8	2,324.5	2,312.5	(0.8)
Broadband	2,101.5	2,103.9	2,101.6	2,104.0	2,095.3	(0.3)
FTTx	593.0	669.3	731.8	805.5	872.2	47.1
Mobile accesses	43,008.0	43,417.8	44,073.5	44,320.7	44,675.3	3.9
Prepay	23,743.5	23,814.2	23,872.8	23,784.0	23,967.0	0.9
Contract	19,264.4	19,603.6	20,200.7	20,536.6	20,708.4	7.5
M2M	682.2	704.3	748.0	787.8	830.1	21.7
Wholesale Accesses	910.5	850.1	790.8	691.0	561.8	(38.3)

Total Accesses	48,252.2	48,605.0	49,195.6	49,346.4	49,549.8	2.7

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	% Chg
Contract percentage (%)	44.8%	45.2%	45.8%	46.3%	46.4%	1.6	p.p.
Smartphones (‘000)	23,083.0	23,707.1	25,353.5	25,623.1	24,781.1	7.4
Smartphone penetration (%)	55.4%	56.2%	59.2%	59.5%	57.0%	1.6	p.p.
LTE (‘000)	8,690.5	9,399.8	10,566.3	12,063.1	13,967.6	60.7
LTE penetration (%)	20.5%	22.0%	24.4%	27.7%	31.9%	11.3	p.p.
Mobile churn (quarterly)	2.5%	2.1%	2.1%	2.3%	1.9%	(0.6	p.p.)
Contract (1)	1.8%	1.6%	1.5%	1.6%	1.6%	(0.2	p.p.)
Mobile churn (cumulative YTD)	2.5%	2.3%	2.2%	2.3%	1.9%	(0.6	p.p.)
Contract (1)	1.8%	1.7%	1.5%	1.6%	1.6%	(0.2	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	10.3	10.3	10.4	10.3	9.6	(6.7)
Prepay	5.7	5.7	5.8	5.7	5.0	(12.4)
Contract (1)	16.6	16.6	16.6	16.5	15.5	(6.2)
Fixed data traffic (TB) (cumulative YTD)(2)	612,603	1,216,470	1,811,886	2,518,545	709,516	15.8
Mobile data traffic (TB) (cumulative YTD)	51,599	113,324	187,685	269,326	86,423	67.5

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.
(2)	Includes solely traffic related with FBB accesses, not Business customers.

04

TELEFÓNICA UK

(y-o-y changes in organic terms)

In the first quarter of 2017 Telefónica UK continued to reinforce its position as a leading mobile operator in the UK with increasing users on its network and y-o-y growth in both revenues and OIBDA, underpinned by increasing ARPU and leading levels of loyalty.

Total mobile accesses were broadly stable y-o-y at 25.0m and the contract customer base grew by 2% y-o-y, despite the increasingly competitive market and driven by its customer led, mobile first strategy and after adjusting for 228k inactive accesses in the quarter. Contract customers represented 63% of the total accesses, +1.p.p. y-o-y, while contract churn was 0.9% (flat y-o-y, excluding the aforementioned base adjustment). In prepay, net losses were 326k in the quarter, however, customers with frequent top-ups increased by 0.7% y-o-y. LTE deployment reached 96% outdoor population coverage as of March (+10 p.p. y-o-y), driving the LTE base to 12.4m (+31% y-o-y), with a penetration of 57% (+14 p.p. y-o-y).

Revenues in the first quarter totalled €1,601m and grew 2.1% y-o-y (+2.4% in the fourth quarter 2016).

Mobile service revenues were €1,255m and grew 1.2% y-o-y in the quarter, driven by higher average subscription and out-of-bundle revenue, customer base growth, as well as further growth in T. UK’s MVNO partner accesses on its network. Growth was partially offset by the increased impact from roaming and MTRs (-2.0 p.p. on MSR growth; -1.9 p.p. in October-December 2016).

Handset & other revenues increased 5.3% y-o-y up to March to €346m driven by growth in handset sales on flagship device launches in the prior quarter and other revenues, primarily from the smart metering programme (SMIP) rollout revenues.

Operating expenses were €1,215m up to March, up 3.1% y-o-y. Supplies (€747m) grew 3.4% in the quarter due to commercial activity underpinned by demand for higher end devices. Personnel expenses totalled €111m (-5.7%) due to ongoing efficiencies implemented, such as the restructuring plan carried out in the fourth quarter. Other expenses increased 5.4% reaching €357m on continuing network and capacity growth.

OIBDA grew 0.6% y-o-y to €416m in the quarter, driven by continuing revenue growth, and OIBDA margin stood at 26.0%, slightly decreasing y-o-y (-0.4 p.p.).

CapEx amounted to €225m in January-March, an increase of 30.8% y-o-y, principally dedicated to furthering the LTE rollout in order to reach 98% indoor coverage by the end of 2017. Thus, operating cash flow (OIBDA-CapEx) totalled €191m in the quarter (-21.0% y-o-y).

TELEFÓNICA UK

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2017	2016	Reported		Organic
Revenues	1,601	1,752	(8.6)		2.1
Mobile service revenues (1)	1,255	1,384	(9.4)		1.2
Data revenues	728	787	(7.5)		3.3
Handset revenues and other (1)	346	367	(5.7)		5.3
Internal expenditure capitalized in fixed assets	29	34	(16.5)		(6.8)
Operating expenses	(1,215)	(1,317)	(7.7)		3.1
Supplies	(747)	(806)	(7.4)		3.4
Personnel expenses	(111)	(132)	(15.9)		(5.7)
Other operating expenses	(357)	(379)	(5.7)		5.4
Other net income (expense)	1	(8)	c.s.		c.s.
Gain (loss) on sale of fixed assets	—	—	—		—
Impairment of goodwill and other assets	—	—	—		—
Operating income before D&A (OIBDA)	416	461	(9.8)		0.6
OIBDA Margin	26.0%	26.3%	(0.4	p.p.)	(0.4	p.p.)
CapEx	225	192	17.1		30.8
Spectrum	—	—	—		—
OpCF (OIBDA-CapEx)	191	269	(29.1)		(21.0)

Notes:

(1)	T. UK mobile service revenues include revenues from MVNOs since 1 January 2017, which were previously accounted as “Handset revenues and others”; these criteria are applied across T. Group. For comparative purposes, mobile service revenues and handset revenues for 2016 are reported using the same criteria.
-	OIBDA before management and brand fees.

TELEFÓNICA UK

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	% Chg
Fixed telephony accesses (1)	249.8	257.7	264.7	272.6	277.2	11.0
Internet and data accesses	21.5	22.3	23.1	23.7	24.0	11.7
Broadband	21.5	22.3	23.1	23.7	24.0	11.7
Mobile accesses	24,933.0	25,172.5	25,404.2	25,462.7	25,009.3	0.3
Prepay	9,640.1	9,745.8	9,778.0	9,701.4	9,375.4	(2.7)
Contract (2)	15,292.8	15,426.7	15,626.2	15,761.3	15,633.9	2.2
M2M	3,143.4	3,176.8	3,250.9	3,266.9	3,330.3	5.9
Total Accesses	25,204.2	25,452.6	25,692.0	25,759.0	25,310.5	0.4

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes the disconnection of 228 thousand inactive contract accesses in the first quarter 2017.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	% Chg
Contract percentage (%)	61.3%	61.3%	61.5%	61.9%	62.5%	1.2	p.p.
Smartphones (‘000)	13,267.7	13,301.8	14,130.8	14,680.8	14,910.2	12.4
Smartphone penetration (%)	62.8%	62.4%	65.9%	68.4%	71.2%	8.4	p.p.
LTE (‘000) (1)	9,460.3	10,783.4	11,530.3	12,092.4	12,438.0	31.5
LTE penetration (%)	43.4%	49.0%	52.0%	54.5%	57.4%	14.0	p.p.
Mobile churn (quarterly)	2.0%	1.5%	1.8%	2.1%	2.2%	0.2	p.p.
Contract (2)(3)	0.9%	0.8%	0.9%	1.0%	1.5%	0.6	p.p.
Mobile churn (cumulative YTD)	2.0%	1.8%	1.8%	1.9%	2.2%	0.2	p.p.
Contract (2)(3)	0.9%	0.9%	0.9%	0.9%	1.5%	0.6	p.p.
Mobile ARPU (EUR)(cumulative YTD)	17.9	17.7	17.3	17.0	16.1	0.3
Prepay	7.8	7.7	7.5	7.5	7.3	3.9
Contract (2)(3)	30.1	29.9	29.3	28.8	26.6	(1.4)
Mobile data traffic (TB) (cumulative YTD)	49,648	105,368	170,977	244,957	79,926	61.0

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	giffgaff accesses included since 1 January 2017, and also given for comparative purposes since January 2016.
(2)	Excludes M2M.
(3)	Includes the disconnection of 228 thousand inactive contract accesses in the first quarter 2017.

05

TELEFÓNICA BRASIL

(y-o-y changes in organic terms)

In the first quarter of 2017, Telefónica Brasil recorded an acceleration in revenues mainly driven by the positive performance of mobile service revenues that, together with the reduction in operating expenses (synergies and efficiency measures), enabled it to maintain the solid y-o-y expansion of margins and the strong growth of operating cash flow. All this was in spite of the regulatory impacts (-45.6% in mobile termination rates, -17.7% in fixed-mobile retail, -35.3% in fixed local and -50.9% in fixed interurban, all since 25 February 2017, which deducted 2.1 p.p. from the y-o-y growth in revenues).

Mobile accesses increased by 1% y-o-y, with focus on higher-value customers and quality: contract accesses +8%, smartphones +26% (76% penetration, +15 p.p. y-o-y) and LTE accesses +103% (37% penetration). In the contract segment, quarterly net additions increased to 435k accesses (2.4x higher y-o-y) and churn stood at the lowest level of the last 2 years (1.6%, -0.1 p.p. y-o-y), sustaining the Company’s market leadership (+42.0% contract market share in March 2017). A leading position was also maintained in LTE accesses (25.4m), with a market share of 34.5%, after extending coverage to 820 cities (65% population coverage).

In retail broadband accesses (7.4m; +2% y-o-y), it is worth noting the strong increase in both FTTx and cable accesses (4.2m; +7% y-o-y) and in premises passed, which increased to 17.4m at March. In the pay TV accesses (1.7m, -7% y-o-y), the weight of IPTV increased to 17% (+10 p.p. y-o-y).

Revenues in the first quarter totalled €3,165m and increased by 1.6% y-o-y (+1.1% in the fourth quarter), underpinned by ARPU growth across the main services which offset the regulatory impact and the lower handset sales.

Mobile service revenues accelerated their y-o-y growth to 5.1% (+4.0% in the fourth quarter of 2016) with 4.3% growth in ARPU, underpinned by the strong increase in data (+37.0%), which more than compensated the regulatory impact (-2.2 p.p. y-o-y). Fixed revenues decreased by 2.2% y-o-y due to regulation and voice decline, although they were partially offset by broadband revenues (+8.0%).

Operating expenses (€2,102m in January-March) decreased y-o-y for the fifth consecutive quarter (-1.1%), thanks to the ongoing generation of synergies, a more rational commercial policy and the positive impact of regulation, which offset the impact of inflation. Supplies (€613m) fell 9.1% y-o-y due to the reduction in termination rates, lower handset consumption and lower content costs. Personnel expenses (€319m) increased by 0.2% y-o-y, as a result of the annual collective agreement (average wage increase of 8.0%) that was practically offset by the workforce reduction. Other operating expenses (€1,170m) increased by 3.3% y-o-y, as a result of the higher number of value accesses and greater commercial activity (call centre actions and commissions).

As such, OIBDA totalled €1,104m and increased by 7.5% y-o-y, while the OIBDA margin increased to 34.9% (+1.9 p.p. y-o-y). Over the three first months of the year, the company generated synergies of €107m, €46m of which had a positive impact on revenues from cross-selling and €61m in expenses from renegotiations with suppliers and lower commercial and personnel expenses.

CapEx in this quarter (€397m) was mainly dedicated to expansion of the 4G network, the IP backbone and expansion of the fibre network, reflecting optimisation thanks to the use of big data and synergies. As such, operating cash flow (OIBDA-CapEx) totalled €707m in the quarter and maintained solid growth (+21.6%).

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2017	2016	Reported		Organic
Revenues	3,165	2,431	30.2		1.6
Mobile Business	1,932	1,448	33.4		4.2
Mobile service revenues	1,855	1,378	34.6		5.1
Data revenues	1,273	725	75.6		37.0
Handset revenues	76	70	8.8		(15.2)
Fixed Business	1,233	983	25.4		(2.2)
FBB and new services (1)	494	356	38.5		8.0
Pay TV	143	111	28.9		0.5
Voice & access revenues	596	516	15.6		(9.8)
Internal expenditure capitalized in fixed assets	37	25	50.2		17.2
Operating expenses	(2,102)	(1,656)	27.0		(1.1)
Supplies	(613)	(524)	17.0		(9.1)
Personnel expenses	(319)	(249)	28.5		0.2
Other operating expenses	(1,170)	(883)	32.4		3.3
Other net income (expense)	6	2	160.4		103.1
Gain (loss) on sale of fixed assets	5	1	n.m.		n.m.
Impairment of goodwill and other assets	(6)	2	c.s.		c.s.
Operating income before D&A (OIBDA)	1,104	805	37.2		7.5
OIBDA Margin	34.9%	33.1%	1.8	p.p.	1.9	p.p.
CapEx	397	348	14.1		(11.0)
Spectrum	—	—	—		—
OpCF (OIBDA-CapEx)	707	457	54.7		21.6

Notes:

-	Since 1 April 2016, T. Brasil reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations).
-	Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of the T. Brasil do not include intra-group capital gains resulting from the transfer of towers to Telxius in 2016.
-	OIBDA before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA BRASIL

ACCESSES

Unaudited figures (thousands)

	2016				2017
	March	June	September	December	March	% Chg
Final Clients Accesses	97,283.7	97,121.4	97,276.6	97,204.2	97,331.7	0.0
Fixed telephony accesses (1)	14,945.4	14,742.1	14,629.9	14,338.4	14,242.0	(4.7)
Internet and data accesses	7,294.2	7,321.8	7,397.5	7,383.2	7,439.6	2.0
Broadband	7,229.2	7,263.5	7,325.3	7,311.0	7,369.5	1.9
FTTx/Cable	3,954.5	4,023.2	4,115.4	4,145.8	4,226.8	6.9
Mobile accesses	73,257.4	73,296.1	73,486.9	73,769.8	73,988.8	1.0
Prepay	42,011.5	41,669.4	40,995.6	40,387.2	40,171.5	(4.4)
Contract	31,245.8	31,626.7	32,491.3	33,382.6	33,817.3	8.2
M2M	4,390.0	4,590.3	4,770.4	5,005.1	5,271.5	20.1
Pay TV	1,786.7	1,761.4	1,762.2	1,712.7	1,661.3	(7.0)
Wholesale Accesses	21.0	20.7	18.7	17.9	17.5	(16.8)

Total Accesses T. Brasil	97,304.7	97,142.1	97,295.4	97,222.2	97,349.2	0.0

Terra Accesses	141.5	133.8	125.4	118.2	111.9	(21.0)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	% Chg
Contract percentage (%)	42.7%	43.1%	44.2%	45.3%	45.7%	3.1	p.p.
Smartphones (‘000)	40,327.0	39,670.8	49,573.1	50,008.2	50,647.3	25.6
Smartphone penetration (%)	61.0%	60.0%	74.8%	75.2%	76.0%	15.0	p.p.
LTE (‘000)	12,498.3	15,115.2	18,295.7	22,240.9	25,422.1	103.4
LTE penetration (%)	18.1%	22.0%	26.6%	32.3%	37.0%	18.8	p.p.
Mobile churn (quarterly)	3.3%	3.1%	3.4%	3.5%	3.3%	0.0	p.p.
Contract (1)	1.8%	1.9%	1.8%	1.7%	1.6%	(0.1	p.p.)
Mobile churn (cumulative YTD)	3.3%	3.2%	3.3%	3.4%	3.3%	0.0	p.p.
Contract (1)	1.8%	1.8%	1.8%	1.8%	1.6%	(0.1	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	6.1	6.4	6.8	7.1	8.2	4.3
Prepay	3.2	3.3	3.5	3.4	4.1	(2.1)
Contract (1)	11.5	12.1	12.9	12.9	15.4	4.1
Mobile data traffic (TB) (cumulative YTD)	79,146	164,803	265,603	379,541	129,160	63.2

Fixed telephony ARPU (EUR) (cumulative YTD)	11.3	11.7	12.2	12.3	13.7	(5.9)
Pay TV ARPU (EUR) (cumulative YTD)	20.6	21.6	23.0	23.8	28.2	6.5
Broadband ARPU (EUR) (cumulative YTD)	10.3	10.8	11.3	11.7	14.5	9.0
Fixed data traffic (TB) (cumulative YTD)	2,485,715	5,215,363	8,031,104	11,164,483	3,428,917	7.7

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

06

TELEFÓNICA HISPANOAMÉRICA

(y-o-y changes in organic terms)

Telefónica Hispanoamérica recorded a solid set of financial results in the first quarter of the year, which was reflected in the positive y-o-y performance in revenues and OIBDA, thanks to the strategic focus on capturing value that translated into a strong increase in the average revenue per user (+9.3% y-o-y).

Mobile accesses stood at 112.7m at March and remained virtually stable y-o-y, despite posting net losses in the quarter (-2.6m) impacted by the q-o-q growth in prepay churn in Argentina, Colombia and Mexico. However, in the contract segment, positive net additions were sustained in all countries with the exception of Peru, which was impacted by high competitive intensity. In addition, smartphones accelerated their growth to 22% (46% penetration, +8 p.p. y-o-y) and LTE accesses to 73% (16% penetration, +7 p.p. y-o-y).

In the fixed business, within retail broadband accesses (5.5m; -1% y-o-y) the focus remained on the migration of accesses to FTTx and cable, which increased to 1.3m connected accesses (+53% y-o-y; coverage of premises passed of 5.0m). Pay TV accesses (2.9m) rose 3%, maintaining solid growth in all countries.

Revenues in the first quarter increased to €3,285m and grew by 9.2%. Mobile service revenues once again accelerated their growth to 10.6% y-o-y underpinned mainly by Argentina and Colombia. Fixed business revenues (+4.1% y-o-y) continued to be driven by the strong growth in pay TV and broadband revenues, which more than compensated the decline in voice and access revenues.

Operating expenses (€2,424m) increased 9.9% y-o-y, mainly due to higher personnel expenses in inflationary countries. Supplies (+1.4% y-o-y) showed the highest termination expenses, mainly in Argentina offset by the lower expenses in Mexico. Personnel expenses increased 20.7% and other operating expenses 13.7%, in both cases due to the impact of inflation.

Thus, OIBDA in the first three months reached €904m and increased 6.2% y-o-y, while the OIBDA margin stood at 27.5% (-0.8 p.p. y-o-y).

The CapEx totalled €430m and decreased 9.0% y-o-y, and was mainly assigned to the rollout of 4G and fibre networks and to improve and increase the capacity of 2G and 3G mobile networks.

Thus, the operating cash flow (OIBDA-CapEx) rose to €474m, with y-o-y growth of 23.6%.

TELEFÓNICA HISPANOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2017	2016	Reported		Organic
Revenues	3,285	3,054	7.6		9.2
Mobile Business	2,266	2,101	7.9		11.6
Mobile service revenues	1,997	1,877	6.4		10.6
Data revenues	1,071	920	16.4		23.1
Handset revenues	269	224	20.1		19.2
Fixed Business	1,018	952	6.9		4.1
FBB and new services revenues (1)	534	476	12.3		10.5
Pay TV revenues	169	144	17.6		10.6
Voice & access revenues	315	333	(5.4)		(7.9)
Internal expenditure capitalized in fixed assets	35	27	26.0		22.8
Operating expenses	(2,424)	(2,237)	8.4		9.9
Supplies	(958)	(916)	4.6		1.4
Personnel expenses	(435)	(380)	14.5		20.7
Other operating expenses	(1,031)	(940)	9.6		13.7
Other net income (expense)	9	21	(56.4)		(62.0)
Gain (loss) on sale of fixed assets	(0)	0	c.s.		c.s.
Impairment of goodwill and other assets	—	—	—		—
Operating income before D&A (OIBDA)	904	866	4.4		6.2
OIBDA Margin	27.5%	28.4%	(0.8	p.p.)	(0.8	p.p.)
CapEx	430	461	(6.8)		(9.0)
Spectrum	3	—	—		—
OpCF (OIBDA-CapEx)	474	404	17.3		23.6

Notes:

-	T. Hispanoamérica results reflects all the charges related to the towers transferred to Telxius (T. Perú since 1 April 2016 and T. Chile since 1 May 2016), which are now presented in Telxius (Other Companies & Eliminations). Likewise, since 1 January 2016, T. Chile includes the results of the data center business which were before presented in Other Companies & Eliminations of T. Group.
-	Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of the T. Hispam do not include intra-group capital gains resulting from the transfer of towers to Telxius in 2016.
-	Since 1 January 2016 Mobile Revenues and Fixed revenues have been revised due to different allocation criteria. This change does not affect total revenue figure reported for 2016.
-	Also since 1 January 2016 Mobile Data Revenues have been revised due to different allocation criteria between Mobile Data revenues and Other Mobile Service revenues. This change does not affect total Mobile Service Revenue figure reported for 2016.
-	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. The January-March 2017 consolidated financial statements use the exchange rate of the Venezuelan Bolivar set at the denominated DICOM (710 Venezuelan Bolivars fuertes per dollar).
-	OIBDA before management and brand fees.
-	2016 and 2017 reported figures include the hyperinflationary adjustments in Venezuela in both years.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (thousands)

	2016				2017
	March	June	September	December	March	% Chg
Final Clients Accesses	134,274.3	134,422.4	135,343.0	135,850.3	133,093.4	(0.9)
Fixed telephony accesses (1)	12,497.9	12,400.6	12,229.2	11,938.6	11,749.5	(6.0)
Internet and data accesses	5,706.8	5,772.1	5,791.0	5,707.9	5,693.9	(0.2)
Broadband	5,624.8	5,642.2	5,645.8	5,570.7	5,544.8	(1.4)
FTTx/Cable	835.4	923.8	946.2	1,109.1	1,279.9	53.2
Mobile accesses	113,218.7	113,344.0	114,399.7	115,284.5	112,707.5	(0.5)
Prepay	87,934.3	87,810.5	88,799.5	89,461.2	86,998.6	(1.1)
Contract (2)	25,284.4	25,533.6	25,600.2	25,823.3	25,709.0	1.7
M2M	2,315.1	2,354.3	2,532.4	2,561.3	2,627.4	13.5
Pay TV	2,850.9	2,905.6	2,923.1	2,919.2	2,942.5	3.2
Wholesale Accesses	28.2	27.5	81.8	66.5	65.5	132.4

Total Accesses T. Hispanoamerica	134,302.5	134,449.9	135,424.8	135,916.8	133,158.9	(0.9)

(1)	Includes fixed wireless and VoIP accesses.
(2)	Since the third quarter 2016, 55 thousand wholesale accesses have been reclassified from Mobile contract to Wholesale accesses in México.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	% Chg
Contract percentage (%)	22.3%	22.5%	22.4%	22.4%	22.8%	0.5	p.p.
Smartphones (‘000)	41,448.0	43,082.8	45,031.3	46,134.0	50,408.4	21.6
Smartphone penetration (%)	37.8%	39.3%	40.7%	41.3%	46.3%	8.5	p.p.
LTE (‘000)	9,859.6	11,023.3	12,998.2	15,493.4	17,041.5	72.8
LTE penetration (%)	8.9%	9.9%	11.9%	13.8%	15.5%	6.6	p.p.

Telefónica Argentina

(y-o-y changes in organic terms)

Telefónica Argentina’s first quarter results continued to show strong growth in revenues and OIBDA, with solid margins expansion, driven by a gradual updating of tariffs, cost efficiencies and a more favourable macroeconomic environment with lower levels of inflation.

Mobile accesses totalled 20.2m at March (+1% y-o-y) and there was noteworthy growth in contract (+4%), LTE (+87%) and smartphones (+19%). Thus, net contract additions in the quarter reached 34k accesses, while total accesses posted a net losses of 610k due to the prepay segment, with an increase in churn (4.6%) and lower commercial activity. However, the quarter showed an increase in the volume of top-ups, which together with the tariff updates explained the 42.2% y-o-y growth in total ARPU.

In retail broadband accesses the migration towards higher speeds continued thanks to the rollout of the fibre network with a high connection rate, after reporting net quarterly additions of 41k accesses (76k accesses connected at March) over a total of 597k premises passed with FTTx.

Revenues in the first quarter increased to €876m and accelerated their y-o-y growth to 33.4% (+31.6% in the fourth quarter) due to the strong performance of the mobile business and despite the lesser growth in fixed revenues. Handset revenues maintained their growth rate (+32.0% in the quarter).

As such, mobile service revenues (€510m in the first three months) accelerated their y-o-y growth (+43.1%; +30.1% in the fourth quarter), driven by strong ARPU growth, with a positive performance from promotions and a more favourable y-o-y comparison. Data revenues continued to be the main growth driver, after increasing 57.0% y-o-y as a result of greater data traffic (+80.2% y-o-y).

Fixed business revenues increased to €302m in January-March and grew 20.0% y-o-y (+33.3% in the fourth quarter), due to the growth of broadband ARPU (+24.0%) resulting from fibre migration and tariff updates.

Operating expenses in the first quarter totalled €653m and increased 26.2% y-o-y (+15.0% in the previous quarter), due mainly to the effect of inflation on higher personnel expenses and the increase in interconnection expenses, after the retroactive increase in termination charges since September 2016.

OIBDA (€231m in January-March 2017) increased 62.8% y-o-y and the OIBDA margin stood at 26.4%, expanding 4.8 p.p. y-o-y.

CapEx totalled €151m in the quarter (-0.7% y-o-y), with focus on developing the 4G network and improving the fixed network.

Thus, operating cash flow (OIBDA-CapEx) amounted to €80m (-€10m in the first quarter of 2016).

TELEFÓNICA ARGENTINA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2017	2016	% Chg		% Organic Chg
Revenues	876	689	27.1		33.4
Mobile Business	573	424	35.1		41.8
Mobile service revenues	510	374	36.3		43.1
Data revenues	278	186	49.6		57.0
Handset revenues	63	50	25.8		32.0
Fixed Business	302	265	14.3		20.0
FBB and new services (1)	185	169	9.6		15.1
Voice & access revenues	117	96	22.6		28.7
OIBDA	231	149	55.1		62.8
OIBDA margin	26.4%	21.6%	4.8	p.p.	4.8	p.p.
CapEx	151	159	(5.4)		(0.7)
Spectrum	—	—	—		—
OpCF (OIBDA-CapEx)	80	(10)	c.s.		c.s.

Notes:

-	Since 1 January 2016 Mobile revenues and Fixed revenues have been revised due to different allocation criteria. This change does not affect total revenue figure reported for 2016.
-	Also since 1 January 2016 Mobile data revenues have been revised due to different allocation criteria between Mobile data revenues and Other mobile service revenues. This change does not affect total Mobile service revenues figure reported for 2016.
-	OIBDA is presented before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	% Chg
Final Clients Accesses	26,430.8	26,242.8	26,755.4	27,096.0	26,370.4	(0.2)
Fixed telephony accesses (1)	4,599.7	4,550.5	4,503.3	4,447.7	4,374.3	(4.9)
Fixed wireless	276.0	256.2	243.5	237.2	233.3	(15.5)
Internet and data accesses	1,911.8	1,910.9	1,907.7	1,882.9	1,841.0	(3.7)
Broadband	1,880.6	1,878.5	1,875.6	1,851.5	1,800.5	(4.3)
FTTx	9.1	9.8	13.8	35.1	75.8	n.m.
Mobile accesses	19,919.2	19,781.5	20,344.4	20,765.4	20,155.1	1.2
Prepay	12,989.8	12,851.6	13,258.6	13,579.8	12,936.0	(0.4)
Contract	6,929.4	6,929.9	7,085.8	7,185.6	7,219.1	4.2
M2M	439.2	428.3	501.3	521.3	546.2	24.4
Wholesale Accesses	22.4	21.8	21.3	21.1	20.4	(8.8)

Total Accesses	26,453.2	26,264.7	26,776.7	27,117.1	26,390.8	(0.2)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	% Chg
Contract percentage (%)	34.8%	35.0%	34.8%	34.6%	35.8%	1.0	p.p.
Smartphones (‘000)	7,700.6	8,328.3	9,286.3	8,953.5	9,194.8	19.4
Smartphone penetration (%)	39.8%	43.4%	47.1%	44.5%	47.2%	7.4	p.p.
LTE (‘000)	2,213.3	2,462.0	3,130.3	3,744.8	4,136.7	86.9
LTE penetration (%)	11.4%	12.7%	15.8%	18.5%	21.1%	9.7	p.p.
Mobile churn (quarterly)	3.3%	3.1%	2.7%	2.7%	3.4%	0.0	p.p.
Contract (1)	1.2%	1.4%	0.8%	1.3%	1.2%	0.0	p.p.
Mobile churn (cumulative YTD)	3.3%	3.2%	3.1%	3.0%	3.4%	0.0	p.p.
Contract (1)	1.2%	1.3%	1.1%	1.1%	1.2%	0.0	p.p.
Mobile ARPU (EUR)(cumulative YTD)	6.5	6.6	6.6	7.1	8.6	42.2
Prepay	1.9	2.0	1.9	1.9	2.5	46.6
Contract (1)	16.2	16.2	16.1	15.7	21.0	40.5
Mobile data traffic (TB) (cumulative YTD)	23,517	51,940	87,337	126,846	42,378	80.2

Fixed telephony ARPU (EUR) (cumulative YTD)	6.6	7.1	9.2	8.5	8.6	43.1
Broadband ARPU (EUR) (cumulative YTD)	17.6	18.1	22.0	18.4	20.8	24.0
Fixed data traffic (TB) (cumulative YTD) (2)	203,887	449,311	723,644	1,011,610	296,597	45.5

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.
(2)	Includes solely traffic related with FBB accesses, not Business customers.

Telefónica Chile

(y-o-y changes in organic terms)

Telefónica Chile remained focused on high-value segments, with positive net additions in mobile contract and FTTx, in a market context which continued to be affected by the high competitive intensity. On the other hand, this quarter’s results were affected by the reduction in mobile termination charges (-23% since 25 January) and fixed network termination charges (-9% since 7 May 2016).

Mobile accesses stood at 9.0m and decreased 5% y-o-y due to the performance of the prepay segment (-10%), impacted by the high level of competitive intensity. Meanwhile, contract accesses (35% of the total) continued to show solid y-o-y growth (+5%), with net additions of 5k accesses in the quarter. In turn, LTE accesses were up 56% (to 1.8m) with population coverage reaching 79%.

Retail broadband accesses totalled 1.1m (-1% vs. March 2016), presenting a net loss of 2k accesses in the quarter, although there was notable growth in FTTx accesses which totalled 329k (+22% y-o-y) after achieving net additions of 5k accesses in the quarter; coverage continued to increase gradually (1.2m premises passed). Pay TV accesses increased 2% y-o-y to 657k, underpinned by the differential content offering. However, there were net losses of 4k in the quarter, linked mainly to the change in installation providers which led to a slowdown in TV and broadband commercial activity.

Revenues totalled €561m in the first quarter with a y-o-y drop of 0.8%, with growth decelerating compared to the previous quarter (+3.8%). This was mainly due to the reduction in the prepay base, the seasonality of B2B projects and the effects of the aforementioned regulation, which had a negative impact on the y-o-y comparison amounting to 0.9 p.p.

Mobile service revenues totalled €287m and decreased 3.2% y-o-y (vs. +0.5% in the fourth quarter of 2016), due to the decline in the prepay base and the regulatory impact. Handset revenues maintained a strong rate of growth (+26.2%). Fixed business revenues stood at €232m in the quarter (-1.5% y-o-y), despite the increase in broadband and new services revenues (+5.7% y-o-y), and presented a slight slowdown compared to the previous quarter (+13.3% y-o-y) linked to the seasonality of IT projects.

Operating expenses totalled €394m in January-March and rose 3.1% y-o-y despite the progressive implementation of efficiency measures. This was mainly explained by the rise in operating expenses linked to network rollouts (4G), the increase in energy expenses associated with tariff decrees (since the second half of 2016), as well as the greater costs related to the implementation of system simplification projects (Full Stack).

OIBDA came to €174m in the quarter, down 10.0% y-o-y (-8.1% in the fourth quarter) due to the greater commercial effort, the seasonality of the aforementioned projects and the aforementioned rise in expenses. Thus, the OIBDA margin stood at 31.1% in January-March (-3.2 p.p. y-o-y).

The CapEx for January-March totalled €87m (-32.3% y-o-y), mainly allocated to expanding 4G and improving the fixed network (FTTx coverage).

The operating cash flow (OIBDA-CapEx) stood at €87m (+33.8% y-o-y).

TELEFÓNICA CHILE

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2017	2016	% Chg		% Organic Chg
Revenues	561	511	9.8		(0.8)
Mobile Business	329	298	10.3		(0.2)
Mobile service revenues	287	268	7.0		(3.2)
Data revenues	147	130	12.9		2.1
Handset revenues	42	30	39.6		26.2
Fixed Business	232	213	9.0		(1.5)
FBB and new services (1)	112	96	17.0		5.7
Pay TV	61	55	11.4		0.7
Voice & access revenues	59	62	(5.5)		(14.6)
OIBDA	174	176	(0.9)		(10.0)
OIBDA margin	31.1%	34.4%	(3.3	p.p.)	(3.2	p.p.)
CapEx	87	116	(25.0)		(32.3)
Spectrum	—	—	—		—
OpCF (OIBDA-CapEx)	87	60	45.7		33.8

Notes:

-	Since 1 May 2016, T. Chile reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations), and also, since 1 January 2016, T. Chile includes the results of the data center business which were before presented in Other Companies & Eliminations of T. Group.
-	Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of T. Chile do not include intra-group capital gains resulting from the transfer of towers to Telxius in 2016.
-	Since 1 January 2016 Mobile revenues and Fixed revenues have been revised due to different allocation criteria. This change does not affect total revenue figure reported for 2016.
-	Also since 1 January 2016 Mobile data revenues have been revised due to different allocation criteria between Mobile data revenues and Other Mobile service revenues. This change does not affect total Mobile service revenues figure reported for 2016.
-	OIBDA is presented before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	% Chg
Final Clients Accesses	12,741.5	12,481.1	12,430.0	12,301.3	12,210.5	(4.2)
Fixed telephony accesses (1)	1,459.0	1,438.4	1,422.8	1,406.5	1,380.5	(5.4)
Internet and data accesses	1,109.1	1,150.8	1,146.2	1,140.5	1,138.8	2.7
Broadband	1,098.4	1,093.3	1,096.7	1,090.3	1,088.1	(0.9)
FTTx	268.9	290.2	312.2	324.3	329.0	22.4
Mobile accesses	9,527.9	9,235.1	9,199.8	9,093.9	9,034.4	(5.2)
Prepay	6,524.9	6,150.1	6,070.5	5,956.0	5,891.1	(9.7)
Contract	3,002.9	3,085.0	3,129.2	3,137.9	3,143.3	4.7
M2M	331.2	354.8	378.0	369.4	377.8	14.1
Pay TV	645.6	656.8	661.3	660.5	656.8	1.7
Wholesale Accesses	5.2	5.1	5.1	5.1	5.3	2.1

Total Accesses	12,746.7	12,486.2	12,435.2	12,306.5	12,215.7	(4.2)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	% Chg
Contract percentage (%)	31.5%	33.4%	34.0%	34.5%	34.8%	3.3	p.p.
Smartphones (‘000)	2,957.2	2,864.1	2,883.2	2,902.4	2,962.3	0.2
Smartphone penetration (%)	32.9%	33.0%	33.5%	34.2%	35.3%	2.4	p.p.
LTE (‘000)	1,179.6	1,340.9	1,583.4	1,743.7	1,837.2	55.7
LTE penetration (%)	12.8%	15.1%	17.9%	20.0%	21.2%	8.4	p.p.
Mobile churn (quarterly)	3.6%	3.7%	3.2%	3.6%	3.3%	(0.4	p.p.)
Contract (1)	2.0%	2.1%	2.2%	2.4%	2.4%	0.4	p.p.
Mobile churn (cumulative YTD)	3.6%	3.7%	3.5%	3.6%	3.3%	(0.4	p.p.)
Contract (1)	2.0%	2.1%	2.3%	2.4%	2.4%	0.4	p.p.
Mobile ARPU (EUR)(cumulative YTD)	8.9	9.0	9.1	9.5	10.1	4.2
Prepay	3.0	3.0	2.9	2.6	2.9	(10.8)
Contract (1)	24.7	24.8	24.9	23.9	26.6	(1.9)
Mobile data traffic (TB) (cumulative YTD)	27,449	55,131	90,932	131,081	42,969	56.5

Fixed telephony ARPU (EUR) (cumulative YTD)	13.1	13.3	14.8	14.5	13.0	(10.3)
Pay TV ARPU (EUR) (cumulative YTD)	24.4	24.6	24.8	25.2	26.1	(3.6)
Broadband ARPU (EUR) (cumulative YTD)	16.2	16.6	18.0	17.5	18.8	3.5
Fixed data traffic (TB) (cumulative YTD)	321,246	665,841	1,050,624	1,490,584	434,322	35.2

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.

Telefónica Perú

(y-o-y changes in organic terms)

Telefónica Perú remained focused on the improvement of service quality, extending 4G coverage in the mobile business, and the deployment of high-speed networks in the fixed business. In the first quarter, operational growth has been affected by the natural disaster caused by the El Niño phenomenon, which added to the high competitive intensity of the market.

Total accesses stood at 20.3m in the first quarter (-7% y-o-y). Mobile accesses totalled 14.8m in March (-10% y-o-y). In the contract segment net losses came to 310k accesses in the quarter, due to lower commercial activity and despite the sequential improvement in the levels of churn (-0.3 p.p.). In the prepay segment, net losses stood at 378k accesses, also affected by the lower volume of gross additions. Smartphones and 4G accesses maintained a strong level of growth (+75% and +62% y-o-y, respectively).

In the fixed business, the growth in pay TV was especially noteworthy (+6% y-o-y, up to 1.3m accesses), with net additions of 22k accesses in January-March, supported by the “Completa tu Trío” campaign (adding the TV service to FBB duo package customers). Retail broadband accesses totalled 1.7m and increased by 2% y-o-y, with net additions of 16k accesses in the quarter. Thus, accesses with speeds higher than 4Mb represented 77% of the base (+6 p.p. y-o-y), maintaining the focus on improving the mix of speeds, through the deployment of the FTTx and cable network, which reached a coverage of 2.9m premises passed (+42% y-o-y) and 842k connected homes as of March (+51% y-o-y).

Revenues totalled €620m in January-March and decreased 8.5% y-o-y, in line with the previous quarter (-8.0% y-o-y).

Mobile business revenues in January-March (€335m) decreased by 12.2% y-o-y, and mobile service revenues by 14.6% y-o-y (in line with the previous quarter), with an improvement in the y-o-y decline in ARPU (-5.7% in the first quarter; -7.3% in the previous quarter). Data revenues remained stable (-0.6% y-o-y), improving their trend vs. the fourth quarter (-5.4%) after the removal of the “4G ilimitado” promotional campaign. Handset revenues in the first quarter increased by 7.6% y-o-y, due to the sale of high-end devices.

Fixed business revenues stood at €286m in January-March and decreased by 3.7% y-o-y (-6.5% in the previous quarter), affected by lower voice (-20.9%) and broadband revenues (-0.8%), partially offset by the higher pay TV revenues (+8.5% y-o-y) related to the increase in both accesses and ARPU (+2.6% y-o-y).

Operating expenses totalled €472m in the quarter (-2.6% y-o-y), reversing the trend mainly due to the lower commercial activity, which offset the negative impact of higher supplies both in interconnection costs, related to the aggressive competition in all-destination tariffs, and in content costs, related to the pay TV growth.

Thus, OIBDA totalled €156m in the first quarter of the year with a 21.9% y-o-y decline, and the OIBDA margin stood at 25.2% (-4.4 p.p. y-o-y).

CapEx (€54m in January-March; -8.7% y-o-y) was devoted to expanding the UBB and 4G infrastructure in order to grow in new areas and offer higher speeds.

Operating cash flow (OIBDA-CapEx) totalled €103m at March 2017 (-27.4% y-o-y).

TELEFÓNICA PERÚ

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2017	2016	% Chg		% Organic Chg
Revenues	620	624	(0.6)		(8.5)
Mobile Business	335	351	(4.6)		(12.2)
Mobile service revenues (1)	290	313	(7.3)		(14.6)
Data revenues	174	161	7.8		(0.6)
Handset revenues	45	38	16.8		7.6
Fixed Business	286	273	4.5		(3.7)
FBB and new services (2)	144	133	7.6		(0.8)
Pay TV	81	69	17.8		8.5
Voice & access revenues	61	71	(14.1)		(20.9)
OIBDA	156	187	(16.5)		(21.9)
OIBDA margin	25.2%	30.0%	(4.8	p.p.)	(4.4	p.p.)
CapEx	54	55	(1.6)		(8.7)
Spectrum	—	—	—		—
OpCF (OIBDA-CapEx)	103	133	(22.6)		(27.4)

Notes:

-	Since 1 April 2016, T. Perú reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations).
-	Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of T. Perú do not include intra-group capital gains resulting from the transfer of towers to Telxius in 2016.
-	Since 1 January 2016 Mobile Revenues and Fixed revenues have been revised due to different allocation criteria. This change does not affect total revenue figure reported for 2016.
-	Also since 1 January 2016 Mobile Data Revenues have been revised due to different allocation criteria between Mobile Data revenues and Other Mobile Service revenues. This change does not affect total Mobile Service Revenue figure reported for 2016.
-	OIBDA is presented before management and brand fees.
(1)	Includes fixed wireless revenues.
(2)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	% Chg
Final Clients Accesses	21,791.0	21,638.3	21,398.8	20,909.8	20,270.3	(7.0)
Fixed telephony accesses (1)	2,452.1	2,491.0	2,486.8	2,445.1	2,455.0	0.1
Fixed wireless	127.7	117.6	95.5	72.3	84.6	(33.8)
Internet and data accesses	1,663.9	1,685.0	1,696.5	1,691.1	1,707.3	2.6
Broadband	1,639.2	1,660.3	1,666.8	1,660.9	1,676.8	2.3
FTTx/Cable	557.0	623.7	620.1	722.7	841.7	51.1
Mobile accesses	16,445.4	16,211.9	15,954.2	15,498.5	14,810.6	(9.9)
Prepay	10,530.0	10,228.5	10,214.7	9,807.8	9,429.8	(10.4)
Contract	5,915.5	5,983.4	5,739.5	5,690.7	5,380.9	(9.0)
M2M	81.7	79.7	90.1	85.1	82.9	1.5
Pay TV	1,229.6	1,250.3	1,261.3	1,275.1	1,297.4	5.5

Total Accesses	21,791.0	21,638.3	21,398.8	20,909.8	20,270.3	(7.0)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	% Chg
Contract percentage (%)	36.0%	36.9%	36.0%	36.7%	36.3%	0.3	p.p.
Smartphones (‘000)	4,652.9	4,867.0	4,951.9	4,900.5	8,130.0	74.7
Smartphone penetration (%)	28.6%	30.3%	31.4%	32.0%	55.5%	26.9	p.p.
LTE (‘000)	1,464.1	1,851.4	2,095.7	2,348.3	2,370.0	61.9
LTE penetration (%)	8.9%	11.5%	13.2%	15.2%	16.1%	7.2	p.p.
Mobile churn (quarterly)	4.8%	5.0%	5.2%	5.4%	5.3%	0.5	p.p.
Contract (1)	2.5%	2.6%	3.5%	3.1%	2.7%	0.2	p.p.
Mobile churn (cumulative YTD)	4.8%	4.9%	5.0%	5.1%	5.3%	0.5	p.p.
Contract (1)	2.5%	2.6%	3.1%	3.3%	2.7%	0.2	p.p.
Mobile ARPU (EUR)(cumulative YTD)	6.3	6.2	6.1	6.3	6.3	(5.7)
Prepay	2.8	3.0	2.5	2.5	2.1	(29.6)
Contract (1)	12.0	11.8	12.5	11.3	13.7	0.3
Mobile data traffic (TB) (cumulative YTD)	11,451	23,486	39,758	77,864	37,157	n.m.

Fixed telephony ARPU (EUR) (cumulative YTD)	9.4	9.1	7.6	8.3	7.5	(9.9)
Pay TV ARPU (EUR) (cumulative YTD)	16.6	16.3	17.6	17.8	19.4	2.6
Broadband ARPU (EUR) (cumulative YTD)	16.4	16.2	19.3	15.9	15.6	(12.2)
Fixed data traffic (TB) (cumulative YTD)	407,019	809,376	1,317,625	1,968,734	692,053	70.0

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.

Telefónica Colombia

(y-o-y changes in organic terms)

In the first quarter of the year, Telefónica Colombia showed solid operational growth, consolidating the positive trend in revenues and OIBDA, and increasing its revenue share in a highly competitive market.

Total accesses continued to grow and increased to 16.5m in the first quarter (+3% y-o-y).

Mobile accesses stood at 13.6m as of March (+4% y-o-y). In contract (+6%), net additions reached 40k accesses in the quarter, due to the simplification of the commercial offering and the containment of churn (1.5%; -0.3 p.p. y-o-y). In prepay, there were net losses of 162k accesses due to the increase in disconnections in the quarter as a result of seasonality. Meanwhile, the y-o-y growth trend was maintained in LTE accesses (+95%) and smartphones (+21%).

In the fixed business, the bundling strategy continued to be successfully implemented, leveraged on pay TV (526k accesses, +6% y-o-y) with net additions of 8k accesses in the quarter. Retail broadband accesses totalled 977k (-2% y-o-y), focusing on increasing speeds through the deployment of the FTTx network (33k homes connected in March; 360k premises passed).

Revenues totalled €388m in the quarter accelerating their y-o-y growth to 4.4% (+2.5% in the fourth quarter), supported by the increase in value accesses and the tariff updates as the main growth drivers. Stripping out the regulatory impact (the end of the asymmetry in mobile termination and the new regulation of MVNOs tariffs, from 1 February in all cases), revenues for January-March would have grown by 6.1% y-o-y.

Mobile business revenues (€243m) were 6.8% up vs. January-March 2016. Growth in mobile service revenues accelerated to 4.2% y-o-y (+0.4% in the fourth quarter), showing strong growth in data revenues (+39.7% y-o-y) and with a y-o-y increase in ARPU of 0.3%. All this was despite the greater regulatory impact in the quarter (deducting 0.4 p.p. from the quarter’s y-o-y growth). It is also worth highlighting the increase in handset sales in the quarter (+24.3%y-o-y) even with a lower level of subsidies.

Fixed business revenues stood at €145m in January-March, with 0.7% y-o-y growth, driven by higher pay TV revenues (+17.2% y-o-y) that offset the lower voice, access and IT revenues.

Operating expenses totalled €266m in the quarter and increased 3.4% y-o-y, mainly due to the higher commercial activity (handset consumption), partially offset by the positive performance of the Colombian peso vs. its depreciation in the first quarter of 2016.

Thus, OIBDA totalled €129m in the first quarter of the year, increasing by 5.0% y-o-y. OIBDA margin stood at 33.4% (+0.2 p.p. y-o-y).

CapEx (€60m in January-March) showed a strong increase in the quarter (+54.7% y-o-y) due to the renewal of the licence associated with TV services, the continued improvement of the fixed broadband network and other transformation projects concerning LTE, UBB, systems and Big Data.

Operating cash flow (OIBDA-CapEx) totalled €70m in the quarter (-17.5% y-o-y).

TELEFÓNICA COLOMBIA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2017	2016	% Chg		% Organic Chg
Revenues	388	323	20.1		4.4
Mobile Business	243	198	22.8		6.8
Mobile service revenues	206	172	19.8		4.2
Data revenues	109	68	60.7		39.7
Handset revenues	37	26	43.0		24.3
Fixed Business	145	125	15.7		0.7
FBB and new services (1)	73	65	13.1		(1.7)
Pay TV	23	17	34.8		17.2
Voice & access revenues	49	44	12.3		(2.4)
OIBDA	129	107	20.4		5.0
OIBDA margin	33.4%	33.3%	0.1	p.p.	0.2	p.p.
CapEx	60	33	77.9		54.7
Spectrum	—	—	—		—
OpCF (OIBDA-CapEx)	70	74	(5.6)		(17.5)

Notes:

-	Since 1 January 2016 Mobile data revenues have been revised due to different allocation criteria between Mobile data revenues and Other Mobile service revenues. This change does not affect total Mobile service revenues figure reported for 2016.
-	OIBDA is presented before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	% Chg
Final Clients Accesses	15,977.2	16,161.0	16,503.1	16,573.4	16,471.3	3.1
Fixed telephony accesses (1)	1,414.2	1,402.7	1,389.4	1,353.4	1,352.7	(4.3)
Internet and data accesses	1,008.4	1,011.6	1,025.1	977.2	990.0	(1.8)
Broadband	999.9	1,003.2	1,003.2	964.1	976.8	(2.3)
FTTx	—	—	—	27.1	33.4	—
Mobile accesses	13,057.2	13,226.3	13,556.9	13,725.3	13,603.0	4.2
Prepay	9,625.1	9,730.2	10,019.0	10,136.8	9,974.3	3.6
Contract	3,432.1	3,496.1	3,537.9	3,588.5	3,628.6	5.7
M2M	471.0	464.3	481.3	478.7	474.8	0.8
Pay TV	497.4	520.4	531.7	517.5	525.6	5.7
Wholesale Accesses	0.6	0.6	0.6	0.5	0.5	(9.0)

Total Accesses	15,977.8	16,161.6	16,503.7	16,573.9	16,471.8	3.1

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	% Chg
Contract percentage (%)	26.3%	26.4%	26.1%	26.1%	26.7%	0.4	p.p.
Smartphones (‘000)	4,391.3	4,516.1	4,744.8	5,043.4	5,324.1	21.2
Smartphone penetration (%)	35.5%	36.0%	36.8%	38.6%	35.3%	(0.2	p.p.)
LTE (‘000)	1,375.6	1,667.1	1,943.0	2,340.6	2,682.5	95.0
LTE penetration (%)	10.9%	13.1%	14.9%	17.7%	20.4%	9.5	p.p.
Mobile churn (quarterly)	3.2%	3.2%	2.9%	3.5%	4.2%	1.0	p.p.
Contract (1)	1.8%	1.7%	1.7%	1.6%	1.5%	(0.3	p.p.)
Mobile churn (cumulative YTD)	3.2%	3.2%	3.1%	3.2%	4.2%	1.0	p.p.
Contract (1)	1.8%	1.8%	1.6%	1.5%	1.5%	(0.3	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	4.2	4.3	4.3	4.4	4.7	0.4
Prepay	1.1	1.2	1.1	1.0	1.2	1.9
Contract (1)	14.6	14.8	15.0	14.2	16.4	(1.3)
Mobile data traffic (TB) (cumulative YTD)	14,077	29,400	46,343	66,085	22,498	59.8

Fixed telephony ARPU (EUR) (cumulative YTD)	9.8	10.1	10.7	10.7	11.1	(0.3)
Pay TV ARPU (EUR) (cumulative YTD)	11.0	11.3	11.9	12.2	14.3	10.9
Broadband ARPU (EUR) (cumulative YTD)	8.2	8.5	10.3	9.2	11.0	17.0
Fixed data traffic (TB) (cumulative YTD)(2)	70,654	149,797	234,125	319,800	89,505	26.7

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.
(2)	Includes solely traffic pertaining to FBB accesses, not Business customers.

Telefónica México

(y-o-y changes in organic terms)

First quarter results showed a stabilization in y-o-y ARPU decrease thanks to greater market rationality in the last months, with a reduction in both the period of validity of the top-ups and the capacity offered. However, revenue and OIBDA y-o-y trend continued to be affected by the strong erosion of unit prices that occurred in the previous year and by the positive effects recorded in the first quarter of 2016 derived from the interconnection agreements with other operators.

Mobile accesses totalled 25.7m and remained virtually stable y-o-y, although it is worth noting the 9% growth in the contract segment after posting +81k net adds in the quarter (positive net additions for the second consecutive quarter). However, total net losses in the quarter were 899k, explained by the prepay segment. Smartphones and LTE accesses continued to post a strong rate of growth, +9% and +70% y-o-y, respectively, and achieved penetrations of 48% (+4 p.p. y-o-y) and of 15% (+6 p.p. y-o-y). LTE population coverage increased by 11 p.p. over the last twelve months to 48% at March.

The ARPU decreased by 20.1% y-o-y in the quarter due to the drop in tariffs as a consequence of the competitive intensity, mainly in prepay. However, the improving trend initiated in the previous quarter was maintained (-22.3% and -30.1% y-o-y in the fourth and third quarter of 2016, respectively) and decreased by 3.4% vs. the previous quarter thanks to the improved outgoing ARPU.

Revenues totalled €314m and decreased by 16.5% compared to January-March 2016, while mobile service revenues fell 19.3%, mainly reflecting the lower outgoing revenues in prepay. However, the acceleration in y-o-y decline in mobile service revenues (-7.2% y-o-y in the previous quarter) was mainly explained by the positive impact of the interconnection agreements recorded in the first quarter of 2016; as the outgoing revenues showed an improved y-o-y trend.

Handset revenues increased 3.6% y-o-y, due to the lower level of subsidies that offset the lower levels of commercial activity with handset sales.

Operating expenses reached €256m in the quarter and fell 13.1% y-o-y, mainly due to the lower commercial expenses (reduced commercial activity and increased rationality in subsidies) and lower interconnection expenses (resulting from the aforementioned adjustment in the first quarter of 2016).

As such, OIBDA stood at €64m in the quarter and decreased by 33.8% y-o-y, reflecting the trend in revenues as well as impact of the interconnection agreements recorded in the first quarter of 2016. Thus, OIBDA margin stood at 20.5%, with a y-o-y decrease of 5.3 p.p.

CapEx totalled €43m and increased by 4.6% y-o-y, focused on 4G development and the improvement of 3G and the distribution channel. Likewise, as part of the resource optimisation strategy and after the agreement signed with Telcel at the end of 2016 for the provision of the national roaming service, the Company presented on 21 April its “Extended Coverage” plan, which will enable it to offer services to over 1,500 small villages across the country.

Thus, operating cash flow (OIBDA-CapEx) totalled €21m (-58.6% y-o-y).

TELEFÓNICA MÉXICO

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2017	2016	% Chg		% Organic Chg
Revenues	314	409	(23.2)		(16.5)
Service revenues	267	360	(25.8)		(19.3)
Data revenues	111	167	(33.5)		(27.7)
Handset revenues	48	50	(4.7)		3.6
OIBDA	64	106	(39.3)		(33.8)
OIBDA margin	20.5%	25.9%	(5.4	p.p.)	(5.3	p.p.)
CapEx	43	42	4.7		4.6
Spectrum	4	—	—		—
OpCF (OIBDA-CapEx)	21	65	(67.5)		(58.6)

Notes:

-	Since 1 January 2016 Data Revenues have been revised due to different allocation criteria between Data revenues and other service revenues. This change does not affect total Service revenues figure reported for 2016.
-	OIBDA is presented before management and brand fees.

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	% Chg
Mobile accesses	25,655.4	25,928.8	25,937.5	26,557.2	25,657.9	0.0
Prepay	23,803.2	24,069.1	24,081.0	24,620.1	23,639.3	(0.7)
Contract (1)	1,852.2	1,859.7	1,856.5	1,937.2	2,018.6	9.0
M2M	602.6	629.2	658.3	668.4	710.1	17.8
Fixed Wireless	1,296.9	1,252.9	1,176.8	1,057.4	974.4	(24.9)
Wholesale Accesses (1)	—	—	54.8	39.8	39.2	—

Total Accesses	26,952.3	27,181.7	27,169.1	27,654.4	26,671.5	(1.0)

(1)	Since the third quarter 2016, 55 thousand wholesale accesses have been reclassified from Mobile contract to Wholesale accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	% Chg
Contract percentage (%)	7.2%	7.2%	7.2%	7.3%	7.9%	0.7	p.p.
Smartphones (‘000)	10,916.0	11,489.4	11,569.6	11,961.4	11,865.9	8.7
Smartphone penetration (%)	43.8%	45.6%	45.8%	46.3%	47.6%	3.8	p.p.
LTE (‘000)	2,154.7	2,477.9	2,776.6	3,312.1	3,658.0	69.8
LTE penetration (%)	8.6%	9.8%	11.0%	12.8%	14.7%	6.1	p.p.
Mobile churn (quarterly)	3.5%	3.3%	3.6%	3.7%	4.8%	1.2	p.p.
Contract (1)	1.7%	2.9%	1.7%	1.9%	2.1%	0.4	p.p.
Mobile churn (cumulative YTD)	3.5%	3.4%	3.5%	3.6%	4.8%	1.2	p.p.
Contract (1)	1.7%	2.4%	1.7%	1.4%	2.1%	0.4	p.p.
Mobile ARPU (EUR)(cumulative YTD)	3.8	3.5	3.3	3.3	2.7	(20.1)
Prepay	3.3	3.0	2.8	2.1	2.3	(23.4)
Contract (1)	14.6	14.2	14.2	12.8	12.1	(12.3)
Mobile data traffic (TB) (cumulative YTD)	17,192	37,369	60,088	86,315	30,861	79.5

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

Other Hispam countries

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2017	2016	% Var	% Organic Chg
Revenues	531	503	5.8	31.6
Telefónica Venezuela	98	77	27.1	188.4
Telefónica Central America	233	227	2.9	0.9
Telefónica Ecuador	135	145	(6.2)	(9.4)
Telefónica Uruguay	65	54	19.3	4.2

Service revenues	496	472	5.0	31.8
Telefónica Venezuela	95	75	26.6	187.1
Telefónica Central America	219	213	2.6	0.6
Telefónica Ecuador	122	133	(8.3)	(11.4)
Telefónica Uruguay	60	51	18.3	3.3

OIBDA	149	140	6.2	33.5
Telefónica Venezuela	22	22	(0.6)	159.3
Telefónica Central America	63	53	18.4	16.4
Telefónica Ecuador	41	45	(9.1)	(12.2)
Telefónica Uruguay	23	20	15.8	1.5

CapEx	36	57	(37.3)	(32.0)
Telefónica Venezuela	3	9	(65.0)	(21.7)
Telefónica Central America	20	32	(36.8)	(38.2)
Telefónica Ecuador	7	12	(40.8)	(42.8)
Telefónica Uruguay	5	3	57.0	37.1

Spectrum	—	—	—	—
Telefónica Venezuela	—	—	—	—
Telefónica Central America	—	—	—	—
Telefónica Ecuador	—	—	—	—
Telefónica Uruguay	—	—	—	—

OpCF (OIBDA-CapEx)	113	83	35.8	77.5
Telefónica Venezuela	19	13	47.5	n.m.
Telefónica Central America	43	22	100.0	97.1
Telefónica Ecuador	33	33	2.8	(0.6)
Telefónica Uruguay	18	17	8.2	(5.1)

-	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. The January-March 2017 consolidated financial statements use the exchange rate of the Venezuelan Bolivar set at the denominated DICOM (710 Venezuelan Bolivars fuertes per dollar).
-	OIBDA is presented before management and brand fees.
-	2016 and 2017 reported figures include the hyperinflationary adjustments in Venezuela in both years.
-	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	% Chg
Fixed telephony accesses (1)	1,276.1	1,263.7	1,250.3	1,229.8	1,212.6	(5.0)
Internet and data accesses	13.7	13.7	13.0	13.3	16.9	23.7
Broadband	6.7	6.9	2.8	3.0	2.6	(60.5)
Mobile accesses	28,613.6	28,960.4	29,407.0	29,644.2	29,446.6	2.9
Prepay	24,461.3	24,780.9	25,155.7	25,360.7	25,128.1	2.7
Contract	4,152.2	4,179.5	4,251.4	4,283.5	4,318.5	4.0
M2M	389.6	397.9	423.5	438.6	435.5	11.8
Pay TV	478.2	478.1	468.7	466.1	462.6	(3.3)

Total Accesos	30,381.6	30,715.9	31,139.0	31,353.4	31,204.2	2.7

(1)	Includes fixed wireless and VoIP accesses.

07

ADDENDA

Key Holdings of the Telefónica Group

% Stake
TELEFÓNICA ESPAÑA
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Iberbanda	100.0
Acens Technologies	100.0
Tuenti	100.0
Telefónica Servicios Integrales de Distribución	100.0
DTS, Distribuidora de Televisión Digital	100.0
TELEFÓNICA UK	100.0
TELEFÓNICA DEUTSCHLAND	69.2
TELEFÓNICA BRASIL	73.7
TELEFÓNICA HISPANOAMÉRICA
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Venezuela	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Costa Rica	100.0
Telefónica del Perú	98.6
Telefónica Chile	99.0
Telefónica Colombia	67.5
Telefónica Móviles El Salvador	59.6
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panamá	60.0

% Stake
OTHER STAKES
Telefónica de Contenidos	100.0
Telxius Telecom S.A.U (1)	100.0
Telefónica Digital	100.0
Mediaset Premium	11.1
China Unicom	1.0
BBVA	0.7
Prisa (2)	13.1

(1)	On February 10, 2017, Telefónica reached an agreement for the sale of up to 40% of the total share capital of Telxius Telecom, S.A.U. The closing is subject to obtaining the corresponding regulatory approvals.
(2)	As of February 19, 2016, stake communicated to CNMV.

Changes to the Perimeter

During the first quarter of 2017, the following changes have been made to the perimeter of consolidation:

•	On 13 March 2017, Telefónica increased its shareholding in Telefónica Deutschland Holding AG from 63.2% to 69.2% through a share swap agreement with KPN. Telefónica delivered 72.0m of its treasury shares (representing 1.43% of its share capital), in exchange for 178.5m shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter.

•	Additionally, on 20 February 2017, Telefónica reached an agreement for the sale to Taurus Bidco S.à.r.l. of up to 40% of the capital stock of Telxius for €1,275m (€12.75 per share). The closing is subject to obtaining the corresponding regulatory approvals. After the transaction Telefónica will maintain control over Telxius.

Alternative performance measures

Information included in compliance with the ESMA Guidelines, 5 October 2015, on Alternative Performance Measures (APM), applicable to published regulated information from 3 July 2016.

The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.

The APM included in this report are: Operating Income Before Depreciation and Amortization, Net financial debt and Net financial debt plus commitments, leverage ratio, Free cash flow, Organic result and Underlying result.

Operating income before amortisation (OIBDA)

Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income or cash flow from operating activities.

The detailed reconciliation of Telefónica Group’s OIBDA and Operating Income and each of its segments, can be found on this document (Telefónica Group and Segment P&Ls), as well as on the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t1-data.zip”.

The OIBDA is also defined on the financial information published by the Group as of 31st December, 2016 (see particularly Note 2 and Note 4 of the Consolidated Annual Financial Statements of 2016).

Debt indicators

a)	Net financial debt and Net financial debt plus commitments

As calculated by us, net financial debt includes: (i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives) and (ii) other payables included in “Trade and other payables” (mainly corresponding to payables for deferred payment of radio spectrum). From these liabilities, it is deducted: i) the cash and cash equivalents, ii) the current financial assets (which includes short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, and iv) other interest-bearing assets (components of “Trade and other receivables” and “Non-current financial assets” in our consolidated statement of financial position).

We calculate net financial debt plus commitments by adding to net financial debt gross commitments related to employee benefits, and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments.

We believe that net financial debt and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use net financial debt and net financial debt plus commitments to calculate internally certain solvency and leverage ratios used by Management. Nevertheless, neither net financial debt nor net financial debt plus commitments as calculated by us should be considered as a substitute for gross financial debt.

The reconciliation of Telefónica Group’s gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus commitments at the end of March 2017 and 2016 can be found on page 13 of this document and on the financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t1-data.zip”. Net financial debt is also defined on the financial information published by the Group as of 31st December 2016 (see Note 2 of the Consolidated Annual Financial Statements of 2016).

b)	Leverage ratio

The leverage ratio is calculated as the ratio of net financial debt over OIBDA for the past 12 months, including or excluding the OIBDA of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA.

The reconciliation of the leverage ratio can be found in the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t1-data.zip”.

Free Cash Flow

The Group’s Free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows, deducting payment/proceeds on investments/divestments of property, plant and equipment and intangible assets (excluding cash received from the sale of real state), adding the cash received form government grants and deducting dividends paid to minority interests. The impact of the cancellation of commitments related to employee benefits is added back (originally included in the Net cash flow provided by operating activities) as it represents the payments for the principal of the debt incurred with those employees.

We believe that Free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders. The same measure is used internally by our management. Nevertheless, Free cash flow as calculated by us should not be considered as a substitute for the consolidated statements of cash flows.

The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t1-data.zip”. Free cash flow is also defined in the financial information published by the Group as of 31st December 2016 (see Note 2 of the Consolidated Annual Financial Statements 2016).

Organic Result

Year-on-year changes referred to in this document as “organic” or presented “in organic terms” intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. “Organic” variations, provide useful information about the evolution of the business due to several factors:

•	They provide information on the organic performance of the Group’s operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the year-on-year comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.

•	Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term “organic” is not a term defined in IFRS, and the “organic” measures” included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, “organic” variation 2017/2016 is defined as the reported variation adjusted by the following factors:

•	Assumes average constant foreign exchange rates of 2016, excludes the impact of hyperinflation adjustment in Venezuela in both years

•	Considers a constant perimeter of consolidation

•	At OIBDA and Operating cash flow levels, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring expenses and non-recurrent material impacts

•	CapEx also excludes investment in spectrum

Reconciliation between reported data and organic revenue figures, OIBDA and operating cash flow can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t1-data.zip”.

Underlying Result

“Underlying” results or results in “underlying” terms and year-on-year changes referred to in this document as “underlying” or presented “in underlying terms” intend to present a comparison with the adjustment of certain factors which distort the year-on-year comparison of the business performance. Unlike the organic result, no exchange rate or perimeter adjustments are made to the underlying result. Likewise, the underlying result is calculated up to net income, while organic variations are calculated up to the Operating Cash Flow (OIBDA - CapEx). The “underlying” result and variations, provide useful information for the company and market agents because:

•	They provide additional information on the underlying performance of the Group’s operations in the different markets, removing the impact of certain factors which distort the year-on-year comparison, as they are specific to a certain moment and not associated with the ordinary performance of the business, and facilitate the underlying analysis of the business

•	The inclusion of the business underlying performance is used both internally and by the various agents in the market to perform consistent monitoring of trends and operating performance of the business; this data also facilitates the comparison between the business performance of Telefónica and that of other operators, although the term “underlying” is not a term defined in IFRS, and the “underlying” measures included herein may not be comparable to similar measures presented by other companies

For the purposes of this document, “underlying” variation 2017/2016 is defined as the reported variation as adjusted by the following factors:

•	At OIBDA level, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring expenses and material non-recurrent impacts.

•	At net income level, amortisation of assets from purchase price allocation processes is also excluded.

Reconciliation between reported data and OIBDA underlying figures and net can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t1-data.zip”.

DISCLAIMER

This document may contain summarized, non-audited or Non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information.

In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to the regulated information published from July 3, 2016. Information and disclosure related to APM used in the present document are included in the Appendix. Moreover, recipients of this document are invited to read our consolidated financial statements and consolidated management report for 2016 submitted to the Spanish National Securities Market Commission.

Finally, it is hereby stated that neither this document or any of its contents constitutes an offer to purchase, sale or exchange any securities, a solicitation of any offer to purchase, sale or exchange of securities, or a recommendation or advice regarding any security.

Investor Relations

Distrito Telefónica - Ronda de la Comunicación, s/n

28050 Madrid (Spain)

Telephone: +34 91 482 87 00

Pablo Eguirón (pablo.eguiron@telefonica.com)

Isabel Beltrán (i.beltran@telefonica.com)

Gonzalo Borja (gonzalo.borjadelsur@telefonica.com)

ir@telefonica.com

www.telefonica.com/accionistaseinversores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 11, 2017	By:	/s/ Laura Abasolo García de Baquedano
		Name:	Laura Abasolo García de Baquedano
		Title:	Managing Director of Planning, Accounting, Control and Tax for Telefonica, S.A.